SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 12, 2005

Commission file Number: 1-15154

ALLIANZ AKTIENGESELLSCHAFT

Königinstrasse 28

80802 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

This Report on Form 6-K consists of interim financial statements of Allianz Aktiengesellschaft (“Allianz AG”) for the period ended September 30, 2005 with comparative figures for September 30, 2004, including a reconciliation to U.S. GAAP, for purposes of incorporation by reference into certain registration statements filed by Allianz AG with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2005

ALLIANZ AKTIENGESELLSCHAFT

By:	/s/ Dr. Joerg Weber
Name: Dr. Joerg Weber Title: Head of Group Management Reporting

By:	/s/ Jonathan Wismer
Name: Jonathan A. Wismer Title: Group Management Reporting

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Allianz Group unaudited consolidated financial statements as of and for the nine months ended September 30, 2005 and 2004, including a reconciliation to U.S. GAAP.

Exhibit 99.1

ALLIANZ GROUP

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

as of and for the nine months ended September 30, 2005 and 2004

INDEX

Consolidated Balance Sheets		F-2
Consolidated Income Statements		F-3
Consolidated Statements of Changes in Shareholders’ Equity		F-4
Consolidated Statements of Cash Flows		F-5
Notes to the Consolidated Financial Statements
1	Basis of presentation	F-6
2	Recently adopted accounting pronouncements	F-6
3	Segment reporting	F-11
Supplementary Information to the Consolidated Balance Sheets
4	Intangible assets	F-23
5	Investments	F-23
6	Loans and advances to banks	F-24
7	Loans and advances to customers	F-24
8	Financial assets carried at fair value through income	F-24
9	Amounts ceded to reinsurers from reserves for insurance and investment contracts	F-24
10	Shareholders’ equity	F-25
11	Participation certificates and subordinated liabilities	F-25
12	Reserves for insurance and investment contracts	F-26
13	Liabilities to banks	F-27
14	Liabilities to customers	F-27
15	Certificated liabilities	F-27
16	Financial liabilities carried at fair value through income	F-28
17	Other accrued liabilities	F-28
18	Other liabilities	F-28
Supplementary Information to the Consolidated Income Statements
19	Premiums earned (net)	F-29
20	Interest and similar income	F-30
21	Income from investments in associated enterprises and joint ventures (net)	F-32
22	Other income from investments	F-32
23	Income from financial assets and liabilities carried at fair value through income (net)	F-32
24	Fee and commission income, and income from service activities	F-33
25	Other income	F-34
26	Insurance and investment contract benefits (net)	F-35
27	Interest and similar expenses	F-39
28	Other expenses from investments	F-39
29	Loan loss provisions	F-39
30	Acquisition costs and administrative expenses (net)	F-40
31	Other expenses	F-42
32	Taxes	F-42
Other Information
33	Other information	F-43
34	Subsequent events	F-44
35	Summary of significant differences between the accounting principles used in the preparation of the consolidated financial statements and accounting principles generally accepted in the United States of America	F-45

Allianz Group

Consolidated Balance Sheets

As of September 30, 2005 and as of December 31, 2004

		September 30, 2005	December 31, 2004
	Note	€ mn	€ mn
		(unaudited)
ASSETS
Intangible assets	4	15,465	15,147
Investments in associated enterprises and joint ventures		3,470	5,757
Investments	5	276,177	248,327
Loans and advances to banks	6	150,048	181,543
Loans and advances to customers	7	193,179	195,680
Financial assets carried at fair value through income	8	235,097	240,574
Cash and cash equivalents		24,093	15,628
Amounts ceded to reinsurers from reserves for insurance and investment contracts	9	23,533	22,310
Deferred tax assets		15,242	14,139
Other assets		52,894	51,213

Total assets		989,198	990,318

		September 30, 2005	December 31, 2004
	Note	€ mn	€ mn
		(unaudited)
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	10	48,588	37,691
Participation certificates and subordinated liabilities	11	14,547	13,230
Reserves for insurance and investment contracts	12	356,489	326,380
Liabilities to banks	13	147,998	191,347
Liabilities to customers	14	159,907	157,137
Certificated liabilities	15	58,645	57,752
Financial liabilities carried at fair value through income	16	141,085	145,137
Other accrued liabilities	17	13,797	13,984
Other liabilities	18	29,154	31,271
Deferred tax liabilities		15,544	14,350
Deferred income		3,444	2,039

Total shareholders’ equity and liabilities		989,198	990,318

Allianz Group

Consolidated Income Statements (unaudited)

for the three months and nine months ended September 30, 2005 and 2004

		Three months ended September 30,		Nine months ended September 30,
		2005	2004	2005	2004
	Note	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	19	13,994	13,830	42,292	41,829
Interest and similar income	20	5,282	5,181	16,597	15,773
Income from investments in associated enterprises and joint ventures (net)	21	80	68	962	707
Other income from investments	22	1,008	783	3,487	4,137
Income from financial assets and liabilities carried at fair value through income (net)	23	617	346	1,099	1,305
Fee and commission income, and income from service activities	24	2,074	1,616	5,989	4,962
Other income	25	408	678	1,679	1,791

Total income		23,463	22,502	72,105	70,504

Insurance and investment contract benefits (net)	26	(13,375)	(12,318)	(40,194)	(38,860)
Interest and similar expenses	27	(1,387)	(1,460)	(4,700)	(4,234)
Other expenses from investments	28	(310)	(651)	(925)	(2,102)
Loan loss provisions	29	132	(51)	88	(273)
Acquisition costs and administrative expenses (net)	30	(6,141)	(5,806)	(17,598)	(17,286)
Amortization of goodwill		—	(297)	—	(885)
Other expenses	31	(724)	(730)	(2,707)	(2,770)

Total expenses		(21,805)	(21,313)	(66,036)	(66,410)

Earnings from ordinary activities before taxes		1,658	1,189	6,069	4,094
Taxes	32	(530)	(497)	(1,541)	(1,240)
Minority interests in earnings		(334)	(224)	(1,020)	(884)

Net income		794	468	3,508	1,970

		€	€	€	€
Basic earnings per share	33	2.03	1.28	9.11	5.37
Diluted earnings per share	33	2.02	1.27	9.06	5.35

Allianz Group

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

for the nine months ended September 30, 2005 and 2004

	Paid–in capital	Revenue reserves	Foreign currency translation adjustments	Unrealized gains and losses (net)	Shareholders’ equity before minority interests	Minority interests in shareholders’ equity	Shareholders’ equity
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Balance as of December 31, 2003, as previously reported	19,347	6,914	(1,916)	4,247	28,592	8,367	36,959
Effect of implementation of new accounting standards (Note 2)	—	(2,821)	23	2,199	(599)	(1,101)	(1,700)

Balance as of December 31, 2003, as adjusted	19,347	4,093	(1,893)	6,446	27,993	7,266	35,259
Foreign currency translation adjustments	—	—	99	17	116	15	131
Changes in the group of consolidated companies	—	(22)	14	5	(3)	—	(3)
Treasury shares	—	43	—	—	43	—	43
Unrealized gains and losses (net)	—	—	—	(704)	(704)	39	(665)
Net income	—	1,970	—	—	1,970	884	2,854
Dividends paid	—	(551)	—	—	(551)	(432)	(983)
Miscellaneous	—	104	—	—	104	(433)	(329)

Balance as of September 30, 2004	19,347	5,637	(1,780)	5,764	28,968	7,339	36,307

Balance as of December 31, 2004, as previously reported	19,433	8,478	(2,680)	5,597	30,828	9,531	40,359
Effect of implementation of new accounting standards (Note 2)	—	(2,585)	46	1,706	(833)	(1,835)	(2,668)

Balance as of December 31, 2004, as adjusted	19,433	5,893	(2,634)	7,303	29,995	7,696	37,691
Foreign currency translation adjustments	—	—	1,428	44	1,472	34	1,506
Changes in the group of consolidated companies	—	(195)	2	(13)	(206)	106	(100)
Capital paid in	2,064	—	—	—	2,064	—	2,064
Treasury shares	—	1,640	—	—	1,640	—	1,640
Unrealized gains and losses (net)	—	—	—	2,191	2,191	466	2,657
Net income	—	3,508	—	—	3,508	1,020	4,528
Dividends paid	—	(674)	—	—	(674)	(594)	(1,268)
Miscellaneous	—	(172)	—	—	(172)	42	(130)

Balance as of September 30, 2005	21,497	10,000	(1,204)	9,525	39,818	8,770	48,588

Allianz Group

Consolidated Statements of Cash Flows (unaudited)

for the nine months ended September 30, 2005 and 2004

Nine months ended September 30,	2005	2004
	€ mn	€ mn
Operating activities
Net income	3,508	1,970
Change in unearned premiums	1,712	1,469
Change in aggregate policy reserves (without aggregate policy reserves for life insurance products in accordance with SFAS 97)	12,283	10,912
Change in reserve for loss and loss adjustment expenses	2,759	2,091
Change in other insurance reserves (without change in the reserve for latent premium refunds from unrealized investment gains and losses)	2,745	1,714
Change in deferred acquisition costs	(1,716)	(544)
Change in funds held by others under reinsurance business assumed	(10)	457
Change in funds held under reinsurance business ceded	(1,240)	477
Change in accounts receivable/payable on reinsurance business	(84)	(49)
Change in trading securities (including trading liabilities)	8,513	(22,059)
Change in loans and advances to banks and customers	34,657	(38,888)
Change in liabilities to banks and customers	(40,857)	47,255
Change in certificated liabilities	797	2,397
Change in other receivables and liabilities	(1,388)	5,392
Change in deferred tax assets/liabilities (without change in deferred tax assets/liabilities from unrealized investment gains and losses)	(52)	164
Non-cash investment income/expenses	(4,470)	(3,024)
Amortization of goodwill	—	885
Other	1,518	(1,958)

Net cash flow provided by operating activities	18,675	8,661

Investing activities
Change in securities available-for-sale	(19,716)	(9,648)
Change in investments held-to-maturity	200	(607)
Change in real estate	(53)	(1,457)
Change in other investments	3,124	861
Change in cash and cash equivalents from the acquisition of consolidated affiliated companies	—	(1,293)
Other	(284)	(1,528)

Net cash flow used in investing activities	(16,729)	(13,672)

Financing activities
Change in participation certificates and subordinated liabilities	1,311	1,232
Change in investments held on account and at risk of life insurance policyholders	(8,916)	(6,177)
Change in aggregate policy reserves for life insurance products according to SFAS 97	10,404	4,365
Cash inflow from capital increases	2,064	—
Dividend payouts	(1,268)	(983)
Other from shareholders’ capital and minority interests (without change in revenue reserve from unrealized investment gains and losses)	2,862	1,830

Net cash flow provided by financing activities	6,457	267

Effect of exchange rate changes on cash and cash equivalents	62	14

Change in cash and cash equivalents	8,465	(4,730)
Cash and cash equivalents at beginning of period	15,628	25,528

Cash and cash equivalents at end of period	24,093	20,798

The data for the Allianz Group’s consolidated statements of cash flows was prepared in accordance with International Financial Reporting Standards (IFRS).

Outflows for taxes on income amounted to € 969 mn (2004: € 885 mn).

Allianz Group

Notes to the Consolidated Financial Statements (unaudited)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

1    Basis of presentation

The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards (IFRS) as adopted under European Union (EU) regulations in accordance with clause 315a of the German Commercial Code (HGB). EU regulations require full compliance with IFRS with the exception of the IAS 39 carve-out rules. Nevertheless, the endorsement by the EU, i.e. the elimination of the carve-out-rule, is expected before year-end 2005 and thus the fair value option for liabilities is already applied. Since 2002, the designation IFRS applies to the overall framework of all standards approved by the International Accounting Standards Board. Already approved standards continue to be cited as International Accounting Standards (IAS). All standards currently applicable have been adopted in the preparation of these consolidated financial statements.

For years through 2004, IFRS did not provide specific guidance concerning the reporting of insurance and reinsurance contracts. Therefore, as envisioned in the IFRS Framework, the provisions embodied under accounting principles generally accepted in the United States of America (U.S. GAAP) have been applied. See Note 2 regarding changes to IFRS effective January 1, 2005. The financial statements are presented in Euros (€).

In certain cases, prior reporting period figures were reclassified in the consolidated balance sheet and in the consolidated income statement to make them comparable with the presentation of the current reporting period. These reclassifications had no impact on income.

2    Recently adopted accounting pronouncements

Effective January 1, 2005, the Allianz Group adopted IAS 32 revised, Financial Instruments: Disclosure and Presentation (“IAS 32 revised”) and IAS 39 revised, Financial Instruments: Recognition and Measurement (“IAS 39 revised”).

IAS 39 revised prohibits reversals of impairment losses on equity securities. According to the Allianz Group’s previous accounting policy, if the amount of an impairment previously recorded on an equity security decreases, the impairment was reversed. IAS 39 revised required retrospective application of this change; therefore, the Allianz Group’s previously issued consolidated financial statements were required to be restated to include the effects of this change. As a result of the adoption of this provision of IAS 39 revised, the Allianz Group recorded the following effects in its consolidated income statements:

(Debit) Credit	Three months ended September 30, 2004	Nine months ended September 30, 2004
	€ mn	€ mn
Other income from investments	(15)	(262)
Insurance and investment contract benefits (net)	(27)	93
Other expenses from investments	34	100
Taxes	5	18
Minority interests in earnings	(1)	(5)

Net impact on previously reported net income	(4)	(56)

In accordance with IAS 32 revised, a financial instrument qualifies as a financial liability of the issuer if it gives the holder the right to put the instrument back to the issuer for cash or another financial asset (a “puttable instrument”). The classification as a financial liability is independent of considerations such as when the right is exercisable, how the amount payable or receivable upon exercise of the right is determined, and whether the puttable instrument has a fixed maturity. As a result of the adoption of IAS 32 revised, the Allianz Group was required to reclassify the minority interests in shareholders’ equity of certain consolidated investment funds to liabilities. These liabilities are

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004 required to be recorded at redemption amount with changes recorded in the consolidated income statement.

Further, IAS 39 revised created a new category, designated at fair value through income, for financial assets. Financial assets designated at fair value through income are recognized at fair value with changes recognized in net income. As a result of being required to record the liabilities related to the previously mentioned consolidated investment funds at the redemption amount due to the adoption of IAS 32 revised, the Allianz Group reclassified the related investments from securities available-for-sale to financial assets designated at fair value through income. IAS 39 revised required retrospective application of these changes.

As a result of the adoption of these provisions of IAS 32 revised and IAS 39 revised, the Allianz Group recorded the following effects in its consolidated income statements:

(Debit) Credit	Three months ended September 30, 2004	Nine months ended September 30, 2004
	€ mn	€ mn
Interest and similar income	(9)	(38)
Other income from investments	(54)	(130)
Income from financial assets and liabilities carried at fair value through income (net)	38	125
Insurance and investment contract benefits (net)	10	(33)
Other expenses from investments	27	82
Taxes	(4)	(2)
Minority interests in earnings	(7)	2

Net impact on previously reported net income	1	6

In addition, as a result of the adoption of IAS 39 revised, the Allianz Group reclassified certain securities available-for-sale to loans and advances to banks and loans and advances to customers. As a result of the adoption of this provision of IAS 39 revised, the Allianz Group recorded the following effects in its consolidated income statements:

(Debit) Credit	Three months ended September 30, 2004	Nine months ended September 30, 2004
	€ mn	€ mn
Other income from investments	11	8
Other income	(11)	(8)
Other expenses from investments	33	45
Other expenses	(33)	(45)

Net impact on previously reported net income	—	—

Effective January 1, 2005, the Allianz Group adopted IFRS 2, Share Based Payments (“IFRS 2”). In accordance with IFRS 2, share based compensation plans are required to be classified as equity settled or cash settled plans. Equity settled plans are measured at fair value on the grant date with changes recognized in the income statement and shareholders’ equity over the vesting period. Cash settled plans are measured at fair value at each reporting date and recognized as liabilities. Changes in the fair value of cash settled plans are recognized as expense in the income statement.

A company is considered to have a cash settled plan if the shares issued are redeemable, either mandatorily or at the counter-party’s option. In this respect, IFRS 2 has incorporated the “puttable instrument” concept of IAS 32 revised, which requires that such instruments be classified as liabilities rather than equity instruments. As a result of the adoption of IFRS 2, the PIMCO LLC Class B Unit Purchase Plan (“Class B Plan”) is considered a cash settled plan as the equity instruments issued are puttable at the counter-party’s option. According to

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004 the Allianz Group’s previous accounting policy, the Class B Plan was considered an equity settled plan.

Further, IFRS 2 requires that equity settled plans include a best estimate of the number of equity instruments that are expected to vest in determining the amount of expense to be recognized. The Allianz Group’s previous accounting policy required that forfeitures of equity instruments be recognized when incurred.

As a result of the adoption of IFRS 2, the Allianz Group recorded the following effects in its consolidated income statements:

(Debit) Credit	Three months ended September 30, 2004	Nine months ended September 30, 2004
	€ mn	€ mn
Acquisition and administrative expenses (net)	(60)	(206)
Taxes	12	50
Minority interests in earnings	29	84

Net impact on previously reported net income	(19)	(72)

Effective January 1, 2005, the Allianz Group adopted IFRS 3, Business Combinations (“IFRS 3”). In accordance with IFRS 3, a company must cease the amortization of goodwill and intangible assets with an indefinite life and rather test for impairment on an annual basis in addition to whenever there is an indication that the carrying value is not recoverable. As a result of the adoption on IFRS 3 on January 1, 2005, the Allianz Group ceased amortization of goodwill and brand names.

Effective January 1, 2005, the Allianz Group adopted IFRS 4, Insurance Contracts (“IFRS 4”). IFRS 4 represents the completion of phase I and is a transitional standard until the IASB has more fully addressed the recognition and measurement of insurance contracts. IFRS 4 requires that all contracts issued by insurance companies be classified as either insurance contracts or investment contracts. Contracts with significant insurance risk are considered insurance contracts. IFRS 4 permits a company to continue with it’s previously adopted accounting policies with regard to recognition and measurement of insurance contracts. Only in case of presentation of more reliable figures a change in accounting policy shall be carried out. As a result, the Allianz Group principally continues to apply the provisions of US GAAP for the recognition and measurement of insurance contracts. Contracts issued by insurance companies without significant insurance risk are considered investment contracts. Investment contracts are accounted for in accordance with IAS 39 revised. As a result of the adoption of IFRS 4, certain contracts were reclassified as investment contracts. This change did not have a material effect on the Allianz Group’s shareholders’ equity as of December 31, 2003.

Further, the Allianz Group reclassified the assets related to unit-linked insurance and investment contracts to financial assets designated at fair value through income and the related liabilities to financial liabilities designated at fair value through income as allowed under the EU insurance directives.

As a result of this reclassification, the Allianz Group recorded the following effects in its consolidated income statements:

(Debit) Credit	Three months ended September 30, 2004	Nine months ended September 30, 2004
	€ mn	€ mn
Income from financial assets and liabilities carried at fair value through income (net)	12	(105)
Insurance and investment contract benefits (net)	(12)	105

Net impact on previously reported net income	—	—

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Impairments of equity securities

IAS 39 revised requires a change to the Allianz Group’s impairment criteria for available-for-sale equity securities. An equity security is considered to be impaired if there is objective evidence that the cost of the equity security may not be recovered. IAS 39 revised requires that a significant or prolonged decline in the fair value of an equity security below cost is considered to be objective evidence of impairment. The Allianz Group established, beside the existing qualitative impairment criteria, new quantitative impairment criteria for equity securities to define significant or prolonged decline. To satisfy the significant criteria, the Allianz Group has established a policy that an equity security is considered impaired if the fair value is below the weighted-average cost by more than 20%. To satisfy the prolonged criteria, the Allianz Group established a policy that an equity security is considered impaired if the fair value is below the weighted-average cost for greater than nine months. Each of these policies is applied independently at the subsidiary level.

In addition, IAS 39 revised does not allow an adjusted cost basis to be established upon impairment of an equity security. Rather, each reporting period, if the fair value is less than the original cost basis of the equity security, the security is analyzed for impairment based upon the Allianz Group’s impairment criteria. At each reporting date, for equity securities that are determined to be impaired based upon the Allianz Group’s impairment criteria, an impairment is recognized for the difference between the fair value and the original cost basis, less any previously recognized impairments. According to the Allianz Group’s previously applied accounting policy, upon the recognition of an impairment of an equity security, an adjusted cost basis was established. Therefore, at each reporting period, if the fair value was less than the adjusted cost basis of the equity security, the security was analyzed for impairment based upon the Allianz Group’s impairment criteria.

As a result, the Allianz Group recorded the following effects in the consolidated income statements:

(Debit) Credit	Three months ended September 30, 2004	Nine months ended September 30, 2004
	€ mn	€ mn
Other income from investments	111	742
Insurance and investment contract benefits (net)	17	(138)
Other expenses from investments	(157)	(199)
Taxes	(15)	(70)
Minority interests in earnings	(3)	(68)

Net impact on previously reported net income	(47)	267

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Fair value option for financial liabilities

IAS 39 revised created a new category, designated at fair value through income, for financial assets and liabilities. Both, financial assets and liabilities designated at fair value through income are recognised at fair value with changes recognised in net income. The Allianz Group already implemented this new rule for financial assets as of January 1, 2005. The implementation of this regulation with regard to financial liabilities was not allowed because the EU did not endorse it based on the revised IAS 39. In June 2005 the IASB adjusted the fair value regulation and considered the concerns raised by the EU. It is expected that the EU will endorse the new rules in the fourth quarter 2005. Thus, the Allianz Group already applied the fair value option for financial liabilities retrospectively in the third quarter due to the forthcoming EU endorsement.

This change did not have a material effect on net income for the three and nine months ended September 30, 2004.

Discretionary participating features

IFRS 4 contains specific guidance for contracts with discretionary participation features (DPF). These include other contracts that have additional payments where the timing or amount is at the discretion of the company. Based on this definition the Allianz Group recognised retrospectively a deferred premium refund for specific contracts for the Swiss business.

This change did not have a material effect on net income for the three and nine months ended September 30, 2004.

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

3    Segment reporting

Business Segment Information—Consolidated Balance Sheets

As of September 30, 2005 and as of December 31, 2004

	Property-Casualty		Life/Health
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
	€ mn	€ mn	€ mn	€ mn
ASSETS
Intangible assets	2,230	2,185	4,012	4,075
Investments in associated enterprises and joint ventures	48,231	48,359	4,038	5,532
Investments	86,612	81,245	173,886	154,920
Loans and advances to banks	13,632	7,424	56,984	56,699
Loans and advances to customers	2,006	6,224	27,658	28,808
Financial assets carried at fair value through income	3,285	1,137	61,708	46,668
Cash and cash equivalents	2,336	1,665	1,574	968
Amounts ceded to reinsurers from reserves for insurance and investment contracts	14,561	12,337	10,827	16,382
Deferred tax assets	7,597	6,816	3,849	3,451
Other assets	21,579	20,045	23,501	20,362

Total segment assets	202,069	187,437	368,037	337,865

	Property-Casualty		Life/Health
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
	€ mn	€ mn	€ mn	€ mn
SHAREHOLDERS’ EQUITY AND LIABILITIES
Participation certificates and subordinated liabilities	7,307	5,497	140	141
Reserves for insurance and investment contracts	86,931	83,095	271,574	249,854
Liabilities to banks	2,605	1,358	1,082	1,241
Liabilities to customers	5,080	5,336	74	165
Certificated liabilities	9,668	11,405	4	68
Financial liabilities carried at fair value through income	1,252	530	56,679	44,776
Other accrued liabilities	6,032	5,960	856	1,016
Other liabilities	13,652	12,352	16,371	21,280
Deferred tax liabilities	8,310	7,894	5,172	4,539
Deferred income	124	161	124	139

Total segment liabilities	140,961	133,588	352,076	323,219

*)	Shareholders’ equity and minority interests in shareholders’ equity.

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Banking		Asset Management		Consolidation Adjustments		Group
September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2,541	2,526	6,682	6,362	—	(1)	15,465	15,147
2,764	3,037	3	3	(51,566)	(51,174)	3,470	5,757
16,672	17,736	800	529	(1,793)	(6,103)	276,177	248,327
81,281	119,025	274	144	(2,123)	(1,749)	150,048	181,543
171,348	168,346	85	29	(7,918)	(7,727)	193,179	195,680
169,914	192,746	307	131	(117)	(108)	235,097	240,574
20,054	13,097	588	431	(459)	(533)	24,093	15,628
—	—	—	—	(1,855)	(6,409)	23,533	22,310
3,588	3,679	202	187	6	6	15,242	14,139
10,131	15,341	3,407	2,942	(5,724)	(7,477)	52,894	51,213

478,293	535,533	12,348	10,758	(71,549)	(81,275)	989,198	990,318

Banking		Asset Management		Consolidation Adjustments		Group
September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
7,308	7,815	—	—	(208)	(223)	14,547	13,230
4	4	—	—	(2,020)	(6,573)	356,489	326,380
144,644	189,187	41	7	(374)	(446)	147,998	191,347
161,718	158,127	500	294	(7,465)	(6,785)	159,907	157,137
49,610	47,041	4	4	(641)	(766)	58,645	57,752
83,277	99,934	—	—	(123)	(103)	141,085	145,137
5,115	5,783	1,794	1,225	—	—	13,797	13,984
4,482	8,859	1,290	709	(6,641)	(11,929)	29,154	31,271
1,989	1,860	73	57	—	—	15,544	14,350
3,170	1,737	26	2	—	—	3,444	2,039

461,317	520,347	3,728	2,298	(17,472)	(26,825)	940,610	952,627

Shareholders’ equity*)						48,588	37,691

Total shareholders’ equity and liabilities						989,198	990,318

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Business Segment Information—Consolidated Income Statements

for the three months ended September 30, 2005 and 2004

	Property-Casualty		Life/Health
Three months ended September 30,	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	9,788	9,840	4,206	3,990
Interest and similar income	906	932	2,846	2,693
Income from associated enterprises and joint ventures (net)	152	72	54	82
Other income from investments	329	207	639	443
Income from financial assets and liabilities carried at fair value through income (net)	(65)	3	291	103
Fee and commission income, and income from service activities	451	243	53	52
Other income	176	281	211	387

Total income	11,737	11,578	8,300	7,750

Insurance and investment contract benefits (net)	(7,247)	(6,853)	(6,128)	(5,465)
Interest and similar expenses	(243)	(369)	(102)	(212)
Other expenses from investments	(74)	(319)	(187)	(275)
Loan loss provisions	(3)	2	6	(1)
Acquisition costs and administrative expenses (net)	(2,799)	(2,654)	(1,077)	(1,199)
Amortization of goodwill	—	(96)	—	(40)
Other expenses	(505)	(337)	(149)	(176)

Total expenses	(10,871)	(10,626)	(7,637)	(7,368)

Earnings from ordinary activities before taxes	866	952	663	382
Taxes	(277)	(452)	(147)	(186)
Minority interests in earnings	(181)	(132)	(140)	(71)

Net income	408	368	376	125

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Banking		Asset Management		Consolidation Adjustments		Group
2005	2004	2005	2004	2005	2004	2005	2004
€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
—	—	—	—	—	—	13,994	13,830
1,643	1,751	23	16	(136)	(211)	5,282	5,181
54	29	—	—	(180)	(115)	80	68
44	130	1	—	(5)	3	1,008	783
375	244	16	(1)	—	(3)	617	346
772	701	968	778	(170)	(158)	2,074	1,616
35	42	5	6	(19)	(38)	408	678

2,923	2,897	1,013	799	(510)	(522)	23,463	22,502

—	—	—	—	—	—	(13,375)	(12,318)
(1,165)	(1,092)	(11)	(3)	134	216	(1,387)	(1,460)
(49)	(56)	—	(1)	—	—	(310)	(651)
129	(54)	—	—	—	2	132	(51)
(1,558)	(1,440)	(891)	(657)	184	144	(6,141)	(5,806)
—	(65)	—	(96)	—	—	—	(297)
(57)	(177)	(25)	(95)	12	55	(724)	(730)

(2,700)	(2,884)	(927)	(852)	330	417	(21,805)	(21,313)

223	13	86	(53)	(180)	(105)	1,658	1,189
(74)	134	(34)	9	2	(2)	(530)	(497)
(26)	(22)	(12)	(13)	25	14	(334)	(224)

123	125	40	(57)	(153)	(93)	794	468

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Business Segment Information—Consolidated Income Statements

for the nine months ended September 30, 2005 and 2004

	Property-Casualty		Life/Health
Nine months ended September 30,	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	28,522	28,827	13,770	13,002
Interest and similar income	3,067	3,076	8,786	8,383
Income from associated enterprises and joint ventures (net)	1,305	1,560	724	283
Other income from investments	1,143	1,647	2,082	1,931
Income from financial assets and liabilities carried at fair value through income (net)	(166)	(22)	291	168
Fee and commission income, and income from service activities	1,266	672	136	154
Other income	817	650	669	971

Total income	35,954	36,410	26,458	24,892

Insurance and investment contract benefits (net)	(19,884)	(20,575)	(20,285)	(18,285)
Interest and similar expenses	(1,125)	(1,121)	(340)	(542)
Other expenses from investments	(270)	(912)	(498)	(672)
Loan loss provisions	(3)	(1)	3	(2)
Acquisition costs and administrative expenses (net)	(8,305)	(7,928)	(3,055)	(3,331)
Amortization of goodwill	—	(287)	—	(119)
Other expenses	(1,985)	(1,412)	(499)	(630)

Total expenses	(31,572)	(32,236)	(24,674)	(23,581)

Earnings from ordinary activities before taxes	4,382	4,174	1,784	1,311
Taxes	(909)	(1,069)	(282)	(442)
Minority interests in earnings	(724)	(725)	(394)	(283)

Net income	2,749	2,380	1,108	586

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Banking		Asset Management		Consolidation Adjustments		Group
2005	2004	2005	2004	2005	2004	2005	2004
€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
—	—	—	—	—	—	42,292	41,829
5,100	4,878	67	47	(423)	(611)	16,597	15,773
238	116	—	—	(1,305)	(1,252)	962	707
596	515	6	7	(340)	37	3,487	4,137
953	1,160	21	2	—	(3)	1,099	1,305
2,412	2,310	2,661	2,283	(486)	(457)	5,989	4,962
249	195	22	23	(78)	(48)	1,679	1,791

9,548	9,174	2,777	2,362	(2,632)	(2,334)	72,105	70,504

—	—	—	—	(25)	—	(40,194)	(38,860)
(3,615)	(3,162)	(37)	(10)	417	601	(4,700)	(4,234)
(137)	(364)	—	(2)	(20)	(152)	(925)	(2,102)
88	(271)	—	—	—	1	88	(273)
(4,336)	(4,446)	(2,427)	(2,010)	525	429	(17,598)	(17,286)
—	(194)	—	(285)	—	—	—	(885)
(207)	(513)	(84)	(319)	68	104	(2,707)	(2,770)

(8,207)	(8,950)	(2,548)	(2,626)	965	983	(66,036)	(66,410)

1,341	224	229	(264)	(1,667)	(1,351)	6,069	4,094
(308)	225	(51)	42	9	4	(1,541)	(1,240)
(77)	(104)	(34)	(40)	209	268	(1,020)	(884)

956	345	144	(262)	(1,449)	(1,079)	3,508	1,970

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

The following table sets forth the total revenues, operating profit and IFRS net income for each of our business segments for the three months and nine months ended September 30, 2005 and 2004, as well as IFRS consolidated net income of the Allianz Group.

	Property-Casualty		Life/Health
Three months ended September 30,	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Total revenues*)	10,472	10,432	11,116	10,841
Operating profit	696	1,138	478	378

Earnings from ordinary activities before taxes	866	952	663	382
Taxes	(277)	(452)	(147)	(186)
Minority interests in earnings	(181)	(132)	(140)	(71)

Net income (loss)	408	368	376	125

Nine months ended September 30,
Total revenues*)	34,439	34,646	34,942	31,946
Operating profit	3,090	2,898	1,283	1,048

Earnings from ordinary activities before taxes	4,382	4,174	1,784	1,311
Taxes	(909)	(1,069)	(282)	(442)
Minority interests in earnings	(724)	(725)	(394)	(283)

Net income (loss)	2,749	2,380	1,108	586

*)	Total revenues comprise property-casualty segment’s gross premiums written, life/health segment’s statutory premiums, banking segment’s operating revenues, and asset management segment’s operating revenues.

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Banking		Asset Management		Consolidation Adjustments		Total Group
2005	2004	2005	2004	2005	2004	2005	2004
€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
1,542	1,527	708	564	(63)	(228)	23,775	23,136
250	136	299	217	—	—	1,723	1,869

223	13	86	(53)	(180)	(105)	1,658	1,189
(74)	134	(34)	9	2	(2)	(530)	(497)
(26)	(22)	(12)	(13)	25	14	(334)	(224)

123	125	40	(57)	(153)	(93)	794	468

4,611	4,948	1,933	1,664	(192)	(612)	75,733	72,592
759	567	785	578	—	—	5,917	5,091

1,341	224	229	(264)	(1,667)	(1,351)	6,069	4,094
(308)	225	(51)	42	9	4	(1,541)	(1,240)
(77)	(104)	(34)	(40)	209	268	(1,020)	(884)

956	345	144	(262)	(1,449)	(1,079)	3,508	1,970

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Property-Casualty Insurance Segment

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Gross premiums written	10,472	10,432	34,439	34,646
Premiums earned (net)1)	9,788	9,840	28,522	28,827
Current income from investments (net)2)	776	721	2,622	2,387
Insurance benefits (net)3)	(7,225)	(6,803)	(19,845)	(20,249)
Net acquisition costs and administrative expenses4)	(2,648)	(2,540)	(7,954)	(7,619)
Other operating income/(expenses)(net)	5	(80)	(255)	(448)

Operating profit	696	1,138	3,090	2,898

Net capital gains and impairments on investments5)	296	(112)	1,040	982
Net trading income/(expenses)6)	(108)	(1)	(269)	(36)
Intra-group dividends and profit transfer	143	96	1,207	1,145
Interest expense on external debt	(160)	(199)	(630)	(654)
Amortization of goodwill7)	—	(96)	—	(287)
Restructuring charges	(1)	—	(56)	—
Other non-operating income/(expenses) (net)	—	126	—	126

Earnings from ordinary activities before taxes	866	952	4,382	4,174

Taxes	(277)	(452)	(909)	(1,069)
Minority interests in earnings	(181)	(132)	(724)	(725)

Net income	408	368	2,749	2,380

Loss ratio8) in %	72.9	66.4	68.2	68.2
Expense ratio9) in %	24.1	24.5	24.8	25.0

Combined ratio in %	97.0	90.9	93.0	93.2

1)	Net of earned premiums ceded to reinsurers of € 1,614 million and € 4,071 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 1,518 million and 9M 2004: € 4,079 million).
2)	Net of investment management expenses of € 88 million and € 257 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 79 million and 9M 2004: € 244 million), and interest expenses of € 21 million and € 136 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 99 million and 9M 2004: € 341 million).
3)	Comprises net claims incurred of € 7,130 million and € 19,456 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 6,529 million and 9M 2004: € 19,655 million), net expenses from changes in other net underwriting provisions of € 44 million and € 130 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 212 million and 9M 2004: € 398 million), and net expenses for premium refunds of € 51 million and € 259 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 62 million and 9M 2004: € 196 million). Net expenses for premium refunds were adjusted for income of € 6 million and € 24 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € – million and 9M 2004: € 220 million), related to policyholders’ participation of net capital gains and impairments on investments, as well as net trading income/(expenses), that were excluded from the determination of operating profit.
4)	Comprises net acquisition costs of € 1,426 million and € 4,277 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 1,435 million and 9M 2004: € 4,314 million), administrative expenses of € 937 million and € 2,799 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 977 million and 9M 2004: € 2,885 million), and expenses for service agreements of € 285 million and € 878 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 128 million and 9M 2004: € 420 million). Net acquisition costs and administrative expenses do not include expenses for the management of investments and, accordingly, do not reconcile to the acquisition costs and administrative expenses as presented in the consolidated financial statements.
5)	Comprises net realized gains on investments of € 280 million and € 1,068 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 88 million and 9M 2004: € 1,517 million), and net impairments on investments of € 16 million and € 28 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 200 million and 9M 2004: € 535 million). These amounts are net of policyholders’ participation.
6)	Net trading income/(expenses) are net of policyholders’ participation.
7)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
8)	Represents ratio of net claims incurred to net premiums earned.
9)	Represents ratio of net acquisition costs and administrative expenses as presented in the consolidated financial statements to net premiums earned.

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Life/Health Insurance Segment

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Statutory premiums1)	11,116	10,841	34,942	31,946
Gross premiums written	4,508	4,465	14,643	14,579
Premiums earned (net)2)	4,206	3,990	13,770	13,002
Current income from investments (net)3)	2,764	2,597	8,547	8,156
Insurance benefits (net)4)	(5,697)	(5,254)	(18,005)	(17,136)
Net acquisition costs and administrative expenses5)	(955)	(1,083)	(2,705)	(2,989)
Net trading income/(expenses)	163	69	(185)	62
Other operating income/(expenses) (net)	(3)	59	(139)	(47)

Operating profit	478	378	1,283	1,048

Net capital gains and impairments on investments6)	183	42	431	315
Intra-group dividends and profit transfer	20	2	88	67
Amortization of goodwill7)	—	(40)	—	(119)
Restructuring charges	(18)	—	(18)	—

Earnings from ordinary activities before taxes	663	382	1,784	1,311

Taxes	(147)	(186)	(282)	(442)
Minority interests in earnings	(140)	(71)	(394)	(283)

Net income	376	125	1,108	586

Statutory expense ratio8) in %	8.5	10.1	7.7	9.6

1)	Under the Allianz Group’s accounting policies for life insurance contracts, for which we have adopted U.S. GAAP accounting standards, gross written premiums include only the cost- and risk-related components of premiums generated from unit-linked and other investment-oriented products, but do not include the full amount of statutory premiums written on these products. Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.
2)	Net of earned premiums ceded to reinsurers of € 259 million and € 780 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 463 million and 9M 2004: € 1,519 million).
3)	Net of investment management expenses of € 117 million and € 332 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 102 million and 9M 2004: € 309 million), and interest expenses of € 2 million and € (-) million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 24 million and 9M 2004: € (35) million).
4)	Net insurance benefits were adjusted for income of € 428 million and € 2,279 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 212 million and 9M 2004: € 1,152 million), related to policyholders’ participation of net capital gains and impairments on investments that were excluded from the determination of operating profit.
5)	Comprises net acquisition costs of € 598 million and € 1,617 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 712 million and 9M 2004: € 1,959 million), administrative expenses of € 323 million and € 993 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 342 million and 9M 2004: € 941 million), and expenses for service agreements of € 34 million and € 95 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 29 million and 9M 2004: € 89 million). Net acquisition costs and administrative expenses do not include expenses for the management of investments and, accordingly, do not reconcile to the acquisition costs and administrative expenses as presented in the consolidated financial statements.
6)	Comprises net realized gains on investments of € 191 million and € 510 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 139 million and 9M 2004: € 423 million), and net impairments on investments of € 8 million and € 79 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 97 million and 9M 2004: € 108 million). These amounts are net of policyholders’ participation.
7)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
8)	Represents ratio of net acquisition costs and administrative expenses as presented in the consolidated financial statements to net premiums earned (statutory).

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Banking Segment

	Three months ended September 30,						Nine months ended September 30,
	2005			2004			2005			2004
	Banking Segment		Dresdner Bank	Banking Segment		Dresdner Bank	Banking Segment		Dresdner Bank	Banking Segment		Dresdner Bank
	€ mn		€ mn	€ mn		€ mn	€ mn		€ mn	€ mn		€ mn
Net interest income	532		517	685		655	1,641		1,588	1,815		1,753
Net fee and commission income	635		599	598		569	2,017		1,909	1,974		1,858
Net trading income	375		358	244		250	953		916	1,159		1,165

Operating revenues	1,542		1,474	1,527		1,474	4,611		4,413	4,948		4,776
Administrative expenses	(1,421)		(1,373)	(1,337)		(1,293)	(3,940)		(3,786)	(4,110)		(3,969)
Net loan loss provisions	129		130	(54)		(54)	88		84	(271)		(271)

Operating profit	250		231	136		127	759		711	567		536
Net capital gains and impairments on investments	(5	)1)	(4)	78	1)	77	541	1)	542	170	1)	161
Restructuring charges	(5)		(5)	(11)		(11)	(10)		(10)	(127)		(127)
Other non-operating income/(expenses)(net)	(17)		(25)	(125)		(119)	51		43	(192)		(182)
Amortization of goodwill2)	—		—	(65)		(65)	—		—	(194)		(194)

Earnings from ordinary activities before taxes	223		197	13		9	1,341		1,286	224		194
Taxes	(74)		(65)	134		129	(308)		(294)	225		235
Minority interests in earnings	(26)		(19)	(22)		(18)	(77)		(60)	(104)		(56)

Net income	123		113	125		120	956		932	345		373

Cost-income ratio3) in %	92.2		93.1	87.6		87.7	85.4		85.8	83.1		83.1

1)	Comprises primarily net realized gains on investments of € 29 million and € 649 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 145 million and 9M 2004: € 511 million), and net impairments on investments of € 34 million and € 112 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 71 million and 9M 2004: € 371 million). For the three and nine months ended September 30, 2005, net impairments on investments includes € 9 million and € 28 million, respectively, (3Q 2004: € 12 million and 9M 2004: € 23 million) of scheduled depreciation of real estate used by third parties.
2)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
3)	Represents ratio of administrative expenses to operating revenues.

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Asset Management Segment

	Three months ended September 30,				Nine months ended September 30,
	2005		2004		2005		2004
	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Operating revenues	708	698	564	558	1,933	1,906	1,664	1,658
Operating expenses	(409)	(403)	(347)	(346)	(1,148)	(1,129)	(1,086)	(1,085)

Operating profit	299	295	217	212	785	777	578	573
Acquisition-related expenses	(213)	(213)	(174)	(174)	(556)	(556)	(557)	(557)
thereof:
Deferred purchases of interests in PIMCO1)	(213)	(213)	(111)	(111)	(519)	(519)	(364)	(364)
Retention payments for management and employees of PIMCO and Nicholas Applegate	—	—	(31)	(31)	(12)	(12)	(98)	(98)
Amortization charges relating to capitalized bonuses for PIMCO management	—	—	(32)	(32)	(25)	(25)	(95)	(95)
Amortization of goodwill2)	—	—	(96)	(96)	—	—	(285)	(285)

Earnings from ordinary activities before taxes	86	82	(53)	(58)	229	221	(264)	(269)
Taxes	(34)	(32)	9	9	(51)	(49)	42	42
Minority interests in earnings	(12)	(12)	(13)	(13)	(34)	(32)	(40)	(40)

Net income (loss)	40	38	(57)	(62)	144	140	(262)	(267)

Cost-income ratio3) in %	57.8	57.7	61.5	62.0	59.4	59.2	65.3	65.4

1)	Effective January 1, 2005, and applied retrospectively, under IFRS, the PIMCO LLC Class B Unit Purchase Plan (“Class B Plan”) is considered a cash settled plan, resulting in changes in the fair value of the shares issued to be recognized as expense.
2)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
3)	Represents ratio of operating expenses to operating revenues.

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Supplementary Information to the Consolidated Balance Sheets

4    Intangible assets

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Goodwill	12,097	11,677
Present value of future profits	1,398	1,522
Software	1,030	972
Brand names	740	740
Loyalty bonuses	—	33
Other	200	203

Total	15,465	15,147

Changes in goodwill for the nine months ended September 30, 2005, were as follows:

€ mn
Cost as of December 31, 2004	11,901
Accumulated impairments as of December 31, 2004	(224)

Carrying value as of December 31, 2004	11,677

Additions	57
Disposals	(45)
Foreign currency translation adjustments	408

Carrying value as of September 30, 2005	12,097

Accumulated impairments as of September 30, 2005	224
Cost as of September 30, 2005	12,321

Additions include goodwill from

•	increasing the interest in GamePlan Financial Marketing LLC, Woodstock, by 60.0% to 100.0%,

•	the acquisition of 100.0% interest in Bettercare Group Limited, Kingston upon Thames.

Disposals include goodwill from

•	reducing the interest in Cadence Capital Management Inc., Delaware, by 100.0% to 0.0%.

5    Investments

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Securities held-to-maturity	4,986	5,179
Securities available-for-sale	258,797	230,919
Real estate used by third parties	10,781	10,628
Funds held by others under reinsurance contracts assumed	1,613	1,601

Total	276,177	248,327

Securities available-for-sale

	Amortized cost		Unrealized gains		Unrealized losses		Fair values
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Equity securities	35,671	32,106	17,293	12,488	(212)	(394)	52,752	44,200
Government bonds	115,136	106,155	7,470	5,375	(346)	(235)	122,260	111,295
Corporate bonds	77,986	69,083	4,344	3,629	(197)	(95)	82,133	72,617
Other	1,483	2,721	170	90	(1)	(4)	1,652	2,807

Total	230,276	210,065	29,277	21,582	(756)	(728)	258,797	230,919

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Nine months ended September 30,	Gross realized gains		Gross realized losses
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Equity securities	2,383	2,997	(257)	(408)
Debt securities	789	849	(226)	(241)
Other	24	26	(8)	(43)

Total	3,196	3,872	(491)	(692)

6    Loans and advances to banks

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Loans	67,429	59,543
Reverse repurchase agreements and collateral paid for securities borrowing transactions	66,334	103,406
Short-term investments and certificates of deposit	9,248	7,729
Other	7,282	11,096

Loans and advances to banks	150,293	181,774
Loan loss allowance	(245)	(231)

Total	150,048	181,543

7    Loans and advances to customers

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Loans	116,514	119,832
Reverse repurchase agreements and collateral paid for securities borrowing transactions	61,425	70,459
Other	16,869	9,293

Loans and advances to customers	194,808	199,584
Loan loss allowance	(1,629)	(3,904)

Total	193,179	195,680

8    Financial assets carried at fair value through income

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Financial assets held for trading	170,569	194,439
Financial assets for unit linked contracts	51,663	41,409
Financial assets designated at fair value through income	12,865	4,726

Total	235,097	240,574

Financial assets held for trading comprised the following:

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Fixed-income securities	124,382	153,858
Equities	25,725	20,033
Derivative financial instruments	20,462	20,548

Total	170,569	194,439

9    Amounts ceded to reinsurers from reserves for insurance and investment contracts

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Unearned premiums	1,607	1,238
Aggregate policy reserves	9,134	10,276
Reserves for loss and loss adjustment expenses	12,688	10,684
Other insurance reserves	104	112

Total	23,533	22,310

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

10    Shareholders’ equity

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Issued capital	1,037	988
Capital reserve	20,460	18,445
Revenue reserves	10,063	10,498
Treasury shares	(63)	(4,605)
Foreign currency translation adjustments	(1,204)	(2,634)
Unrealized gains and losses (net)	9,525	7,303

Shareholders’ equity before minority interests	39,818	29,995
Minority interests in shareholders’ equity	8,770	7,696

Total	48,588	37,691

On February 18, 2005, the Allianz Group issued a subordinated bond with € 11.2 mn detachable warrants, which allow the holder to purchase a share of Allianz AG. The warrants are exercisable at any time during their 3 year term and have an exercise price of € 92 per share. The warrants were recorded in capital reserve at the premium received of € 174 mn on their issuance date. As a result of the exercise of 9 mn warrants during the third quarter 2005, the consideration received of € 828 mn was recorded in issued capital, € 23 mn, and capital reserve, € 805 mn. During the third quarter 2005, the Allianz Group issued 10,116,850 shares for proceeds of € 1,062 mn, which was recorded in issued capital, € 26 mn, and capital reserve € 1,036 mn.

Minority interests in shareholders’ equity are comprised of the following:

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Unrealized gains and losses (net)	1,685	1,206
Share of earnings	1,020	1,168
Other equity components	6,065	5,322

Total	8,770	7,696

The primary subsidiaries of the Allianz Group included in minority interests in shareholders’ equity are AGF Group, Paris and RAS Group, Milan.

11    Participation certificates and subordinated liabilities

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Allianz AG*)
Subordinated bonds	6,188	4,775
Participation certificates	85	85

Subtotal	6,273	4,860

Banking subsidiaries
Subordinated liabilities	4,179	4,779
Hybrid equity	1,599	1,500
Participation certificates	1,520	1,526

Subtotal	7,298	7,805

All other subsidiaries
Subordinated liabilities	931	520
Hybrid equity	45	45

Subtotal	976	565

Total	14,547	13,230

*)	Includes subordinated bonds issued by Allianz Finance II B.V. and guaranteed by Allianz AG.

On February 18, 2005, the Allianz Group issued a subordinated bond with a principal amount of € 1,400 mn. The subordinated bond is perpetual, however, the Allianz Group has the right to call the bond after 12 years. The subordinated bond has a coupon rate of 4.375%.

On January 27, 2005, the AGF Group issued a subordinated bond with a principal amount of € 400 mn. The subordinated bond is perpetual and has a coupon rate of 4.625%.

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

12    Reserves for insurance and investment contracts

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Unearned premiums	14,478	12,050
Aggregate policy reserves	244,286	229,873
Reserves for loss and loss adjustment expenses	68,176	62,331
Reserves for premium refunds	28,741	21,237
Other insurance reserves	808	889

Total	356,489	326,380

Reserves for loss and loss adjustment expenses are comprised of the following:

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Property-Casualty	61,133	55,536
Life/Health	7,043	6,795

Total	68,176	62,331

Changes in the reserves for loss and loss adjustment expenses for the Property-Casualty insurance segment for the nine months ended September 30, 2005, were as follows:

2005
€ mn
Gross reserves for loss and loss adjustment expenses as of January 1,	55,536
Amount ceded to reinsurers	(10,029)

Net reserves for loss and loss adjustment expenses as of January 1,	45,507

Loss and loss adjustment expenses incurred (net)
Current year	19,846
Prior years	(593)

Subtotal	19,253

Loss and loss adjustment expenses paid (net)
Current year	(7,599)
Prior years	(9,277)

Subtotal	(16,876)

Foreign currency translation adjustments	1,369

Net reserves for loss and loss adjustment expenses as of September 30,	49,253
Amount ceded to reinsurers	11,880

Gross reserves for loss and loss adjustment expenses as of September 30,	61,133

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Asbestos and Environmental (A&E) Reserves

In the United States, the planned external review of the asbestos & environmental (or “A&E”) liability reserves at Fireman’s Fund had no net impact at the Allianz Group level as a result of already sufficient reserves, absent a $ 56 mn loss caused by the increase in provisions for uncollectible reinsurance recoverables.

13    Liabilities to banks

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Payable on demand	16,775	14,003
Repurchase agreements and collateral received from securities lending transactions	51,262	78,675
Term deposits and certificates of deposit	77,339	96,736
Other	2,622	1,933

Total	147,998	191,347

14    Liabilities to customers

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Savings deposits	2,313	2,410
Home loan savings deposits	3,292	3,214
Payable on demand	53,336	50,946
Repurchase agreements and collateral received from securities lending transactions	43,900	49,276
Term deposits and certificates of deposit	55,130	49,124
Other	1,936	2,167

Total	159,907	157,137

15    Certificated liabilities

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Allianz AG*)
Senior bonds	4,776	5,741
Exchangeable bonds	2,316	2,742
Money market securities	1,202	1,428

Subtotal	8,294	9,911

Banking subsidiaries
Certificated liabilities	25,705	25,140
Money market securities	23,831	21,693

Subtotal	49,536	46,833

All other subsidiaries
Certificated liabilities	415	458
Money market securities	400	550

Subtotal	815	1,008

Total	58,645	57,752

*)	Includes senior bonds, exchangeable bonds and money market securities issued by Allianz Finance B.V., Allianz Finance II B.V. and Allianz Finance Corporation and guaranteed by Allianz AG.

On February 18, 2005, the Allianz Group issued a senior exchangeable bond, Basket Index Tracking Equity Linked Securities (“BITES”), with a principal amount of € 1,262 mn. The redemption value of the BITES is linked to the performance of the DAX Index. The BITES were issued at a DAX reference level of 4,205.115. The Allianz Group will redeem the BITES with shares of BMW AG, Munich Re and/or Siemens AG. The BITES have a term of 3 years, however, the Allianz Group has the right to redeem the BITES at anytime during their term. The holders of the BITES have the right to exchange the BITES during their term at the redemption value. An outperfomance premium is paid annually equal to 0.75% of the average DAX Index during the reference period prior to the payment date. Upon redemption of the BITES by the Allianz Group or at maturity, the holders of the BITES receive a redemption premium of 1.75% of the redemption

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004 value. The Allianz Group has recorded an embedded derivative related to this transaction in financial liabilities carried at fair value through income of € 253 mn as of September 30, 2005.

On March 23, 2005, the Allianz Group repaid in cash a senior exchangeable bond with a face amount of € 1,700 mn.

On August 26, 2005, the Allianz Group repaid a senior bond with a face amount of CHF 1,500 mn.

16    Financial liabilities carried at fair value through income

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Financial liabilities held for trading	87,084	102,141
Financial liabilities for unit linked contracts	51,663	41,409
Liabilities for puttable equity instruments	2,112	1,386
Financial liabilities designated at fair value through income	226	201

Total	141,085	145,137

Financial liabilities held for trading are comprised of the following:

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Obligations to deliver securities	55,310	72,804
Derivative financial instruments	23,357	23,018
Other trading liabilities	8,417	6,319

Total	87,084	102,141

17    Other accrued liabilities

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Reserves for pensions and similar obligations	5,788	5,738
Accrued taxes	1,440	1,408
Miscellaneous accrued liabilities	6,569	6,838

Total	13,797	13,984

Of the accrued taxes, € 1,304 mn (2004: € 1,278 mn) is attributed to taxes on income.

18    Other liabilities

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Funds held under reinsurance business ceded	7,541	8,706
Accounts payable on direct insurance business	7,233	8,199
Accounts payable on reinsurance business	1,649	1,694
Other liabilities	12,731	12,672

Total	29,154	31,271

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Supplementary Information to the Consolidated Income Statements

19    Premiums earned (net)

Three months ended September 30,	Property-Casualty			Life/Health			Total
	Segment	Consolidation adjustments	Group*)	Segment	Consolidation adjustments	Group*)	Group*)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2005
Premiums written
Direct	9,357	—	9,357	4,447	—	4,447	13,804
Assumed	1,115	(58)	1,057	61	—	61	1,118

Subtotal	10,472	(58)	10,414	4,508	—	4,508	14,922
Ceded	(1,493)	—	(1,493)	(258)	58	(200)	(1,693)

Net	8,979	(58)	8,921	4,250	58	4,308	13,229

Premiums earned
Direct	10,285	—	10,285	4,406	—	4,406	14,691
Assumed	1,116	(59)	1,057	59	—	59	1,116

Subtotal	11,401	(59)	11,342	4,465	—	4,465	15,807
Ceded	(1,613)	—	(1,613)	(259)	59	(200)	(1,813)

Net	9,788	(59)	9,729	4,206	59	4,265	13,994

2004
Premiums written
Direct	9,351	—	9,351	4,391	—	4,391	13,742
Assumed	1,081	(207)	874	74	(7)	67	941

Subtotal	10,432	(207)	10,225	4,465	(7)	4,458	14,683
Ceded	(1,323)	7	(1,316)	(462)	207	(255)	(1,571)

Net	9,109	(200)	8,909	4,003	200	4,203	13,112

Premiums earned
Direct	10,273	—	10,273	4,380	—	4,380	14,653
Assumed	1,084	(207)	877	74	(5)	69	946

Subtotal	11,357	(207)	11,150	4,454	(5)	4,449	15,599
Ceded	(1,517)	5	(1,512)	(464)	207	(257)	(1,769)

Net	9,840	(202)	9,638	3,990	202	4,192	13,830

*)	After elimination of intra-Allianz Group transactions between segments.

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Nine months ended September 30,	Property-Casualty			Life/Health			Total
	Segment	Consolidation adjustments	Group*)	Segment	Consolidation adjustments	Group*)	Group*)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2005
Premiums written
Direct	31,656	—	31,656	14,467	—	14,467	46,123
Assumed	2,783	(171)	2,612	176	(1)	175	2,787

Subtotal	34,439	(171)	34,268	14,643	(1)	14,642	48,910
Ceded	(4,364)	1	(4,363)	(782)	171	(611)	(4,974)

Net	30,075	(170)	29,905	13,861	170	14,031	43,936

Premiums earned
Direct	29,954	—	29,954	14,375	—	14,375	44,329
Assumed	2,638	(169)	2,469	175	(1)	174	2,643

Subtotal	32,592	(169)	32,423	14,550	(1)	14,549	46,972
Ceded	(4,070)	1	(4,069)	(780)	169	(611)	(4,680)

Net	28,522	(168)	28,354	13,770	168	13,938	42,292

2004
Premiums written
Direct	31,835	—	31,835	14,162	—	14,162	45,997
Assumed	2,811	(568)	2,243	416	(12)	404	2,647

Subtotal	34,646	(568)	34,078	14,578	(12)	14,566	48,644
Ceded	(4,362)	12	(4,350)	(1,516)	568	(948)	(5,298)

Net	30,284	(556)	29,728	13,062	556	13,618	43,346

Premiums earned
Direct	30,149	—	30,149	14,106	—	14,106	44,255
Assumed	2,756	(572)	2,184	416	(13)	403	2,587

Subtotal	32,905	(572)	32,333	14,522	(13)	14,509	46,842
Ceded	(4,078)	13	(4,065)	(1,520)	572	(948)	(5,013)

Net	28,827	(559)	28,268	13,002	559	13,561	41,829

*)	After elimination of intra-Allianz Group transactions between segments.

20    Interest and similar income

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Securities held-to-maturity	66	44	192	204
Securities available-for-sale	2,343	2,090	7,557	6,879
Real estate used by third parties	225	237	770	690
Lending, money market transactions and loans	2,586	2,605	7,889	7,438
Leasing agreements	17	12	63	35
Other interest-bearing instruments	45	193	126	527

Total	5,282	5,181	16,597	15,773

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Net interest income from the banking segment

	Segment	Consolidation adjustments	Group*)
	€ mn	€ mn	€ mn
Three months ended September 30, 2005
Interest and similar income	1,643	(10)	1,633
Interest expense	(1,165)	19	(1,146)

Net interest income	478	9	487
Loan loss provisions	129	—	129

Net interest income after loan loss provisions	607	9	616

Three months ended September 30, 2004
Interest and similar income	1,751	(7)	1,744
Interest expense	(1,092)	22	(1,070)

Net interest income	659	15	674
Loan loss provisions	(54)	—	(54)

Net interest income after loan loss provisions	605	15	620

*)	After elimination at intra-Allianz Group transactions between segments.

	Segment	Consolidation adjustments	Group*)
	€ mn	€ mn	€ mn
Nine months ended September 30, 2005
Interest and similar income	5,100	(26)	5,074
Interest expense	(3,615)	58	(3,557)

Net interest income	1,485	32	1,517
Loan loss provisions	88	—	88

Net interest income after loan loss provisions	1,573	32	1,605

Nine months ended September 30, 2004
Interest and similar income	4,878	(18)	4,860
Interest expense	(3,162)	50	(3,112)

Net interest income	1,716	32	1,748
Loan loss provisions	(271)	—	(271)

Net interest income after loan loss provisions	1,445	32	1,477

*)	After elimination at intra-Allianz Group transactions between segments.

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

21    Income from investments in associated enterprises and joint ventures (net)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Income
Current income	64	60	211	219
Reversal of impairments	—	2	—	2
Realized gains from investments in associated enterprises and joint ventures	22	48	810	727

Subtotal	86	110	1,021	948
Expenses
Impairments	—	(32)	(39)	(53)
Realized losses from investments in associated enterprises and joint ventures	(3)	(8)	(13)	(181)
Miscellaneous expenses	(3)	(2)	(7)	(7)

Subtotal	(6)	(42)	(59)	(241)

Total	80	68	962	707

22    Other income from investments

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Realized gains from investments
Securities available-for-sale	874	699	3,196	3,872
Real estate used by third parties	132	72	282	183

Subtotal	1,006	771	3,478	4,055
Reversals of impairments from investments
Securities held-to-maturity	—	—	2	—
Securities available-for-sale	2	15	7	75
Real estate used by third parties	—	(3)	—	7

Subtotal	2	12	9	82

Total	1,008	783	3,487	4,137

23    Income from financial assets and liabilities carried at fair value through income (net)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Income from financial assets and liabilities held for trading:
Banking segment*)	380	247	964	1,160
Other segments*)	62	65	(440)	24

Subtotal	442	312	524	1,184
Income from financial assets and liabilities designated at fair value through income	175	34	575	121

Total	617	346	1,099	1,305

*)	After elimination of intra-Allianz Group transactions between segments.

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Income from financial assets and liabilities held for trading of the Banking segment*) comprises:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Trading in interest products	204	208	359	665
Trading in equity products	131	50	126	177
Foreign exchange/precious metals trading	64	(8)	188	101
Other trading activities	(19)	(3)	291	217

Total	380	247	964	1,160

Income from financial assets and liabilities held for trading for the nine months ended September 30, 2005, includes expenses of € 465 mn (2004: € 288 mn) from derivative financial instruments used by the Property-Casualty and Life/Health insurance segments for which hedge accounting is not applied. This includes expenses from derivative financial instruments embedded in exchangeable bonds of € 376 mn (2004: € 10 mn), income from derivative financial instruments which economically hedge the exchangeable bonds, however which do not qualify for hedge accounting, of € 191 mn (2004: € 16 mn) and expenses from other derivative financial instruments of € 280 mn (2004: € 294 mn).

24    Fee and commission income, and income from service activities

	Three months ended September 30,				Nine months ended September 30,
	2005		2004		2005		2004
	€ mn		€ mn		€ mn		€ mn
Banking segment*)	690		622		2,182		2,081
Asset Management*)	939		752		2,578		2,219
Other segments*)	445	1)	242	1)	1,229	2)	662	2)

Total	2,074		1,616		5,989		4,962

1)	Includes fee revenue from Four Seasons Health Care Ltd., Wilmslow and Bettercare Group Limited, Kingston upon Thames of € 268 mn and € — mn for the three months ended September 30, 2005 and September 30, 2004, respectively.
2)	Includes fee revenue from Four Seasons Health Care Ltd., Wilmslow and Bettercare Group Limited, Kingston upon Thames of € 419 mn and € 39 mn for the nine months ended September 30, 2005 and September 30, 2004, respectively.
*)	After elimination of intra-Allianz Group transactions between segments.

Net fee and commission income from the Banking segment*)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Fee and commission income	690	622	2,182	2,081
Fee and commission expenses	(125)	(96)	(373)	(312)

Net fee and commission income	565	526	1,809	1,769

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Net fee and commission income from Allianz Group’s banking segment*), by type of business comprised the following:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Securities business	262	160	819	707
Underwriting business	15	15	50	69
Mergers and acquisitions advisory	53	33	155	123
Foreign commercial business	17	16	47	47
Payment transactions (domestic and foreign)	88	93	266	279
Other	130	209	472	544

Net fee and commission income	565	526	1,809	1,769

25    Other income

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Foreign currency transaction gains	60	(22)	457	227
Fees	94	251	307	525
Release of miscellaneous accrued liabilities	46	12	230	108
Income from assets held for disposal	7	—	17	—
Income from reinsurance business	28	50	95	163
Release of allowance for doubtful accounts	7	8	50	44
Income from other assets	15	—	19	19
Realized gains from sales of loans and advances	20	15	99	4
Other	131	364	405	701

Total	408	678	1,679	1,791

*)	After elimination of intra-Allianz Group transactions between segments.

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

26    Insurance and investment contract benefits (net)

Property-Casualty

	Three months ended September 30,
	2005			2004
	Segment	Consolidation adjustments	Group*)	Segment	Consolidation adjustments	Group*)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
GROSS
Claims
Claims paid	(6,421)	82	(6,339)	(6,513)	159	(6,354)
Change in loss reserves	(2,793)	(3)	(2,796)	(796)	(9)	(805)

Subtotal	(9,214)	79	(9,135)	(7,309)	150	(7,159)
Change in other reserves
Aggregate policy reserves	(37)	(11)	(48)	(221)	53	(168)
Other	(8)	—	(8)	(59)	3	(56)

Subtotal	(45)	(11)	(56)	(280)	56	(224)
Expenses for premium refunds	(66)	—	(66)	(72)	1	(71)

Total	(9,325)	68	(9,257)	(7,661)	207	(7,454)

CEDED REINSURANCE
Claims
Claims paid	714	(5)	709	672	(1)	671
Change in loss reserves	1,369	5	1,374	108	(1)	107

Subtotal	2,083	—	2,083	780	(2)	778
Change in other reserves
Aggregate policy reserves	(3)	—	(3)	16	—	16
Other	(11)	—	(11)	1	—	1

Subtotal	(14)	—	(14)	17	—	17
Expenses for premium refunds	9	—	9	11	—	11

Total	2,078	—	2,078	808	(2)	806

NET
Claims
Claims paid	(5,707)	77	(5,630)	(5,841)	158	(5,683)
Change in loss reserves	(1,424)	2	(1,422)	(688)	(10)	(698)

Subtotal	(7,131)	79	(7,052)	(6,529)	148	(6,381)
Change in other reserves
Aggregate policy reserves	(40)	(11)	(51)	(205)	53	(152)
Other	(19)	—	(19)	(58)	3	(55)

Subtotal	(59)	(11)	(70)	(263)	56	(207)
Expenses for premium refunds	(57)	—	(57)	(61)	1	(60)

Total	(7,247)	68	(7,179)	(6,853)	205	(6,648)

*)	After elimination of intra-Allianz Group transactions between segments.

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Property-Casualty

	Nine months ended September 30,
	2005			2004
	Segment	Consolidation adjustments	Group*)	Segment	Consolidation adjustments	Group*)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
GROSS
Claims
Claims paid	(19,270)	201	(19,069)	(20,054)	461	(19,593)
Change in loss reserves	(3,520)	1	(3,519)	(1,877)	3	(1,874)

Subtotal	(22,790)	202	(22,588)	(21,931)	464	(21,467)
Change in other reserves
Aggregate policy reserves	(125)	(46)	(171)	(380)	119	(261)
Other	(22)	(1)	(23)	(147)	4	(143)

Subtotal	(147)	(47)	(194)	(527)	123	(404)
Expenses for premium refunds	(308)	—	(308)	(442)	1	(441)

Total	(23,245)	155	(23,090)	(22,900)	588	(22,312)

CEDED REINSURANCE
Claims
Claims paid	2,200	(7)	2,193	2,219	(4)	2,215
Change in loss reserves	1,133	9	1,142	57	—	57

Subtotal	3,333	2	3,335	2,276	(4)	2,272
Change in other reserves
Aggregate policy reserves	2	—	2	21	—	21
Other	1	—	1	2	—	2

Subtotal	3	—	3	23	—	23
Expenses for premium refunds	25	—	25	26	—	26

Total	3,361	2	3,363	2,325	(4)	2,321

NET
Claims
Claims paid	(17,070)	194	(16,876)	(17,835)	457	(17,378)
Change in loss reserves	(2,387)	10	(2,377)	(1,820)	3	(1,817)

Subtotal	(19,457)	204	(19,253)	(19,655)	460	(19,195)
Change in other reserves
Aggregate policy reserves	(123)	(46)	(169)	(359)	119	(240)
Other	(21)	(1)	(22)	(145)	4	(141)

Subtotal	(144)	(47)	(191)	(504)	123	(381)
Expenses for premium refunds	(283)	—	(283)	(416)	1	(415)

Total	(19,884)	157	(19,727)	(20,575)	584	(19,991)

*)	After elimination of intra-Allianz Group transactions between segments.

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Life/Health

	Three months ended September 30,
	2005			2004
	Segment	Consolidation adjustments	Group*)	Segment	Consolidation adjustments	Group*)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
GROSS
Benefits paid	(4,125)	5	(4,120)	(3,940)	2	(3,938)
Change in reserves
Aggregate policy reserves	(1,297)	—	(1,297)	(1,320)	—	(1,320)
Other	138	(5)	133	(41)	(1)	(42)

Subtotal	(5,284)	—	(5,284)	(5,301)	1	(5,300)
Expenses for premium refunds	(1,106)	—	(1,106)	(532)	—	(532)

Total	(6,390)	—	(6,390)	(5,833)	1	(5,832)

CEDED REINSURANCE
Benefits paid	264	(81)	183	352	(159)	193
Change in reserves
Aggregate policy reserves	37	11	48	100	(53)	47
Other	(45)	2	(43)	(87)	6	(81)

Subtotal	256	(68)	188	365	(206)	159
Expenses for premium refunds	6	—	6	3	—	3

Total	262	(68)	194	368	(206)	162

NET
Benefits paid	(3,861)	(76)	(3,937)	(3,588)	(157)	(3,745)
Change in reserves
Aggregate policy reserves	(1,260)	11	(1,249)	(1,220)	(53)	(1,273)
Other	93	(3)	90	(128)	5	(123)

Subtotal	(5,028)	(68)	(5,096)	(4,936)	(205)	(5,141)
Expenses for premium refunds	(1,100)	—	(1,100)	(529)	—	(529)

Total	(6,128)	(68)	(6,196)	(5,465)	(205)	(5,670)

*)	After elimination of intra-Allianz Group transactions between segments.

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Life/Health

	Nine months ended September 30,
	2005			2004
	Segment	Consolidation adjustments	Group*)	Segment	Consolidation adjustments	Group*)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
GROSS
Benefits paid	(13,413)	7	(13,406)	(13,047)	4	(13,043)
Change in reserves
Aggregate policy reserves	(3,470)	—	(3,470)	(3,253)	—	(3,253)
Other	168	(9)	159	(112)	(1)	(113)

Subtotal	(16,715)	(2)	(16,717)	(16,412)	3	(16,409)
Expenses for premium refunds	(4,410)	(25)	(4,435)	(3,252)	—	(3,252)

Total	(21,125)	(27)	(21,152)	(19,664)	3	(19,661)

CEDED REINSURANCE
Benefits paid	821	(200)	621	1,226	(461)	765
Change in reserves
Aggregate policy reserves	(10)	46	36	147	(119)	28
Other	13	(1)	12	(4)	(6)	(10)

Subtotal	824	(155)	669	1,369	(586)	783
Expenses for premium refunds	16	—	16	10	(1)	9

Total	840	(155)	685	1,379	(587)	792

NET
Benefits paid	(12,592)	(193)	(12,785)	(11,821)	(457)	(12,278)
Change in reserves
Aggregate policy reserves	(3,480)	46	(3,434)	(3,106)	(119)	(3,225)
Other	181	(10)	171	(116)	(7)	(123)

Subtotal	(15,891)	(157)	(16,048)	(15,043)	(583)	(15,626)
Expenses for premium refunds	(4,394)	(25)	(4,419)	(3,242)	(1)	(3,243)

Total	(20,285)	(182)	(20,467)	(18,285)	(584)	(18,869)

*)	After elimination of intra-Allianz Group transactions between segments.

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

27    Interest and similar expenses

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Deposits	(718)	(541)	(1,875)	(1,604)
Certificated liabilities	(464)	(322)	(1,544)	(912)

Subtotal	(1,182)	(863)	(3,419)	(2,516)
Other interest expenses	(205)	(597)	(1,281)	(1,718)

Total	(1,387)	(1,460)	(4,700)	(4,234)

28    Other expenses from investments

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Realized losses from investments
Securities held-to-maturity	—	—	—	(1)
Securities available-for-sale	(169)	(139)	(491)	(692)
Real estate used by third parties	(3)	(13)	(13)	(42)

Subtotal	(172)	(152)	(504)	(735)

Impairments from investments
Securities held-to-maturity	(1)	(1)	(2)	(3)
Securities available-for-sale	(88)	(302)	(193)	(644)
Real estate used by third parties	15	(134)	(30)	(547)

Subtotal	(74)	(437)	(225)	(1,194)
Depreciation of real estate used by third parties	(64)	(62)	(196)	(173)

Total	(310)	(651)	(925)	(2,102)

29    Loan loss provisions

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Additions to allowances including direct impairments	(59)	(249)	(628)	(1,039)
Amounts released	147	170	639	664
Recoveries on loans previously impaired	44	28	77	102

Total	132	(51)	88	(273)

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

30    Acquisition costs and administrative expenses (net)

	2005			2004
Three months ended September 30,	Segment	Consolidation adjustments	Group*)	Segment	Consolidation Adjustments	Group*)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
PROPERTY-CASUALTY
Acquisition costs
Payments	(1,558)	—	(1,558)	(1,612)	—	(1,612)
Less commissions and profit received on reinsurance business ceded	210	—	210	198	(1)	197
Change in deferred acquisition costs	(79)	—	(79)	(21)	—	(21)

Total acquisition costs (net)	(1,427)	—	(1,427)	(1,435)	(1)	(1,436)
Administrative expenses	(936)	4	(932)	(977)	16	(961)

Underwriting costs (net)	(2,363)	4	(2,359)	(2,412)	15	(2,397)
Expenses for management of investments	(151)	7	(144)	(114)	6	(108)
Expenses from service agreements	(285)	5	(280)	(128)	2	(126)

Total acquisition costs and administrative expenses (net)	(2,799)	16	(2,783)	(2,654)	23	(2,631)

LIFE/HEALTH
Acquisition costs
Payments	(911)	—	(911)	(1,031)	—	(1,031)
Less commissions and profit received on reinsurance business ceded	27	(4)	23	27	(16)	11
Change in deferred acquisition costs	285	—	285	292	—	292

Total acquisition costs (net)	(599)	(4)	(603)	(712)	(16)	(728)
Administrative expenses	(322)	—	(322)	(342)	1	(341)

Underwriting costs (net)	(921)	(4)	(925)	(1,054)	(15)	(1,069)
Expenses for management of investments	(123)	38	(85)	(115)	31	(84)
Expenses from service agreements	(33)	7	(26)	(30)	(7)	(37)

Total acquisition costs and administrative expenses (net)	(1,077)	41	(1,036)	(1,199)	9	(1,190)

BANKING
Personnel expenses	(897)	—	(897)	(803)	—	(803)
Operating expenses	(526)	9	(517)	(535)	25	(510)
Fee and commission expenses	(135)	10	(125)	(102)	6	(96)

Total acquisition costs and administrative expenses	(1,558)	19	(1,539)	(1,440)	31	(1,409)

ASSET MANAGEMENT
Personnel expenses	(465)	—	(465)	(357)	—	(357)
Operating expenses	(139)	5	(134)	(69)	5	(64)
Fee and commission expenses	(287)	103	(184)	(231)	76	(155)

Total acquisition costs and administrative expenses	(891)	108	(783)	(657)	81	(576)

*)	After elimination of intra-Allianz Group transactions between segments.

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

	2005			2004
Nine months ended September 30,	Segment	Consolidation adjustments	Group*)	Segment	Consolidation adjustments	Group*)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
PROPERTY-CASUALTY
Acquisition costs
Payments	(5,085)	—	(5,085)	(5,096)	—	(5,096)
Less commissions and profit received on reinsurance business ceded	648	(1)	647	631	(2)	629
Change in deferred acquisition costs	159	—	159	151	4	155

Total acquisition costs (net)	(4,278)	(1)	(4,279)	(4,314)	2	(4,312)
Administrative expenses	(2,798)	32	(2,766)	(2,885)	60	(2,825)

Underwriting costs (net)	(7,076)	31	(7,045)	(7,199)	62	(7,137)
Expenses for management of investments	(351)	21	(330)	(309)	15	(294)
Expenses from service agreements	(878)	12	(866)	(420)	4	(416)

Total acquisition costs and administrative expenses (net)	(8,305)	64	(8,241)	(7,928)	81	(7,847)

LIFE/HEALTH
Acquisition costs
Payments	(2,761)	—	(2,761)	(2,879)	—	(2,879)
Less commissions and profit received on reinsurance business ceded	111	(32)	79	192	(64)	128
Change in deferred acquisition costs	1,032	—	1,032	728	—	728

Total acquisition costs (net)	(1,618)	(32)	(1,650)	(1,959)	(64)	(2,023)
Administrative expenses	(992)	1	(991)	(941)	2	(939)

Underwriting costs (net)	(2,610)	(31)	(2,641)	(2,900)	(62)	(2,962)
Expenses for management of investments	(350)	112	(238)	(342)	87	(255)
Expenses from service agreements	(95)	22	(73)	(89)	20	(69)

Total acquisition costs and administrative expenses (net)	(3,055)	103	(2,952)	(3,331)	45	(3,286)

BANKING
Personnel expenses	(2,346)	—	(2,346)	(2,489)	—	(2,489)
Operating expenses	(1,596)	51	(1,545)	(1,621)	48	(1,573)
Fee and commission expenses	(394)	21	(373)	(336)	24	(312)

Total acquisition costs and administrative expenses	(4,336)	72	(4,264)	(4,446)	72	(4,374)

ASSET MANAGEMENT
Personnel expenses	(1,243)	—	(1,243)	(1,078)	—	(1,078)
Operating expenses	(390)	18	(372)	(252)	13	(239)
Fee and commission expenses	(794)	268	(526)	(680)	218	(462)

Total acquisition costs and administrative expenses	(2,427)	286	(2,141)	(2,010)	231	(1,779)

*)	After elimination of intra-Allianz Group transactions between segments.

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Acquisition costs and administrative expenses in the Property-Casualty and Life/Health insurance segments include the personnel and operating expenses of the Property-Casualty and Life/Health insurance segments allocated to the functional areas acquisition of insurance policies, administration of insurance policies and management of investments. Other personnel and operating expenses of the Property-Casualty and Life/Health insurance segments are included in insurance and investment contract benefits (net) (claims settlement expenses) and other expenses.

All personnel and operating expenses of the Banking segment are reported under acquisition costs and administrative expenses.

31    Other expenses

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Corporate expenses	(238)	(266)	(600)	(657)
Restructuring charges	(2)	(6)	(85)	(133)
Foreign currency transaction losses	(110)	18	(597)	(258)
Expense of transferring or increasing miscellaneous or accrued liabilities	(136)	(62)	(409)	(243)
Bad debt expense	4	(16)	(85)	(100)
Fees	(31)	(50)	(128)	(141)
Expenses resulting from reinsurance business	7	1	(5)	(36)
Amortization of intangible assets	(18)	(29)	(66)	(92)
Direct charge to policy reserve	(16)	(21)	(57)	(59)
Amortization of capitalized loyalty bonuses to senior management of PIMCO Group	—	(32)	(25)	(95)
Fire protection tax	(30)	(20)	(90)	(92)
Interest on accumulated policyholder dividends	(24)	(25)	(75)	(78)
Expenses for assistance to victims under joint and several liability and road casualties	(24)	(25)	(78)	(77)
Other	(106)	(197)	(407)	(709)

Total	(724)	(730)	(2,707)	(2,770)

32    Taxes

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Current taxes	(595)	(372)	(1,536)	(1,027)
Deferred taxes	78	(120)	29	(186)

Total income taxes	(517)	(492)	(1,507)	(1,213)
Other taxes	(13)	(5)	(34)	(27)

Total	(530)	(497)	(1,541)	(1,240)

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Other Information

33    Other information

Number of employees

The Allianz Group had a total of 178,462 (2004: 176,501*)) employees as of September 30, 2005. 73,178 (2004: 75,667) of these were employed in Germany and 105,284 (2004: 100,834*)) in other countries. The number of employees undergoing training decreased by 440 to 4,466.

*)	increase of 14,321 reflects changes in scope of consolidation in 2004

Personnel expenses

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Salaries and wages	2,269	2,104	6,632	6,404
Social security contributions and employee assistance	374	329	1,079	1,050
Expenses for pensions and other post-retirement benefits	163	124	505	445

Total	2,806	2,557	8,216	7,899

Earnings per share

Basic earnings per share is computed by dividing the Allianz Group’s consolidated net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the effect of potentially dilutive securities. As of September 30, 2005, 1,175,554 (2004: 1,175,554) participation certificates issued by Allianz AG were outstanding which can potentially be converted to 1,469,443 (2004: 1,469,443) Allianz shares and therefore have a dilutive effect.

The Allianz Group’s share-based compensation plans and warrants issued by Allianz AG with potentially dilutive securities of 1,195,053 are included in the calculation of diluted earnings per share for the nine months ended September 30, 2005.

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
	€ mn	€ mn	€ mn	€ mn
Numerator for basic earnings per share (net income)	794	468	3,508	1,970
Effect of dilutive securities	2	1	2	2

Numerator for diluted earnings per share (net income after assumed conversion)	796	469	3,510	1,972
Denominator for basic earnings per share (weighted-average shares excluding treasury shares held by the Allianz Group)	390,716,685	366,815,372	384,869,124	366,792,461
Potential dilutive securities	2,629,010	1,469,443	2,664,496	1,469,443
Denominator for diluted earnings per share (weighted-average shares after assumed conversion)	393,345,695	368,284,815	387,533,620	368,261,904

	€	€	€	€
Basic earnings per share	2.03	1.28	9.11	5.37
Diluted earnings per share	2.02	1.27	9.06	5.35

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

The weighted average number of shares does not include 2,758,450 (2004: 17,926,289) treasury shares held by the Allianz Group for the nine months ended September 30, 2005. The potential settlement of the equity-linked borrowing has not been included in the calculation of diluted earnings per share as it is anti-dilutive.

34    Subsequent events

Merger of Allianz AG and RAS and conversion to SE

On September 11, 2005, Allianz AG and Riunione Adriatica di Sicurta S.p.A. (“RAS”) announced their intention to merge. On October 13, 2005, Consob, the Italian financial markets authority, approved Allianz AG’s tender offer document relating to the voluntary offer to purchase all ordinary and savings shares, it does not already own, of RAS. The offer period began on October 20, 2005. The acceptance period will close on November 23 and the payment date is expected for November 30, 2005.

The offer represents a preparatory step of a broad repositioning plan for the Allianz Group and its Italian operations, the general terms of which were approved by the boards of Allianz AG and RAS. The cornerstone of this repositioning plan is the ultimate merger of RAS into Allianz AG, with Allianz AG converting into a European Company (Societas Europaea or “SE”). Additionally, RAS will contribute its insurance and other financial services business, with the exception of the participations in certain foreign subsidiaries, to a newly incorporated, wholly owned Italian subsidiary that will continue the corporate name “RAS S.p.A.”.

Based on full acceptance of the voluntary tender offer, the cost of the entire transaction will be approximately € 5.7 billion. However, this amount may vary, depending upon the acceptance rate of the voluntary tender offer and the exchange ratio between Allianz AG shares and RAS ordinary and savings shares, which will be determined in mid-December 2005.

Approximately € 2.2 billion, in aggregate, was secured in the third quarter 2005 from equity-based financing and an equity-linked borrowing. In this context, approximately € 1.1 billion was placed out of authorized capital without pre-emptive rights and a € 1.1 billion equity-linked borrowing was executed with a variable redemption amount linked to the share price of Allianz AG, which can be settled, at the Allianz Group’s option, in cash or 10.7 million Allianz AG shares. The remaining amount will be financed through internal funds, as well as hybrid debt and senior debt.

Hurricane Wilma

As a result of hurricane Wilma in October 2005, the Allianz Group currently estimates its loss, net of reinsurance, at approximately € 124 mn. The Allianz Group will continue to monitor this development through the fourth quarter 2005 and may make adjustments to this estimate accordingly.

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

35    Summary of significant differences between the accounting principles used in the preparation of the consolidated financial statements and accounting principles generally accepted in the United States of America

The consolidated financial statements of the Allianz Group are presented in accordance with IFRS. IFRS differs in certain respects from US GAAP. The following table represents the reconciliation of the Allianz Group’s net income for the nine months ended September 30, 2005 and 2004 and shareholders’ equity as of September 30, 2005 and December 31, 2004 between IFRS (1) and US GAAP:

	Net Income		Shareholders’ Equity
	For the nine months ended September 30,		As of September 30, 2005	As of December 31, 2004
	2005	2004
	€ mn	€ mn	€ mn	€ mn
Amounts determined in accordance with IFRS(1), as previously reported	3,508	1,828	39,818	30,828
Effect of implementation of new accounting standards(1)	—	142	—	(833)

Amounts determined in accordance with IFRS, as adjusted(1)	3,508	1,970	39,818	29,995
Adjustments in respect to:
(a) Goodwill and intangible assets	(203)	700	3,597	3,519
(b) Employee benefit plans	(17)	(17)	(465)	(509)
(c) Investments	(876)	(587)	838	626
(d) Restructuring charges	(16)	48	17	33
(e) Deferred compensation	(11)	(11)	17	28
(f) Guarantees	(29)	(22)	(51)	(22)
(g) Financial assets and liabilities designated at fair value through income	(124)	—	(4)	38
(h) Insurance liabilities	23	2	91	35
(i) Share based compensation	280	122	753	403

Total US GAAP adjustments	(973)	235	4,793	4,151
(j) Income taxes	185	133	(894)	(730)
(k) Minority interests in earnings/in shareholders’ equity	51	66	(54)	(36)

Effect of US GAAP adjustments	(737)	434	3,845	3,385

Amount determined in accordance with US GAAP	2,771	2,404	43,633	33,380

Net income per share in accordance with US GAAP:
Basic	€7.20	€6.55

Diluted	€7.16	€6.53

(1)	Shareholders’ equity before minority interests. See reconciliation of minority interests in shareholders’ equity following.

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

Valuation and recognition differences

The following describes the valuation and recognition differences presented in the reconciliation of the Allianz Group’s net income and shareholders’ equity between IFRS and US GAAP.

(a) Goodwill and intangible assets

A summary of the reconciliation adjustments relating to goodwill and intangible assets for the nine months ended September 30 is as follows:

	Net Income		Shareholders’ Equity
	For the nine months ended September 30,		As of September 30, 2005	As of December 31, 2004
	2005	2004
	€ mn	€ mn	€ mn	€ mn
Goodwill	(5)	867	2,419	2,143
Brand names	—	31	43	43
Core deposits	(44)	(44)	303	347
Customer base intangibles	(154)	(154)	832	986

Total	(203)	700	3,597	3,519

Goodwill In accordance with US GAAP, goodwill is not subject to amortization; however, it is tested for impairment annually at a reporting unit level, or more frequently based upon facts and circumstances. For years through December 31, 2004, goodwill was amortized over its estimated useful life in accordance with IFRS. As of January 1, 2005, goodwill is not subject to amortization in accordance with IFRS.

Further, as described in Note 2, the Allianz Group revised its accounting policy for accounting under IFRS for the acquisition or disposal of a minority interest in shareholders’ equity for subsidiaries, companies under control, of the Allianz Group. As a result, the acquisition of a minority interest in shareholders’ equity does not result in an allocation of the acquisition cost to the respective fair value of the assets and liabilities acquired. Rather, the excess of the acquisition cost over the Allianz Group’s carrying amount of the minority interest in shareholders’ equity is recognized as a reduction of revenue reserves. Similarly, the excess of the Allianz Group’s carrying amount of the minority interest in shareholders’ equity over acquisition cost is recognized as an increase of revenue reserves. In addition, upon the disposal of an interest in a subsidiary which the Allianz Group continues to control, the excess of the sales price over the Allianz Group’s carrying amount of the interest is recognized as an increase of revenue reserves. Similarly, upon the disposal of an interest in a subsidiary which the Allianz Group continues to control, the excess of the Allianz Group’s carrying amount of the interest over the sales price is recognized as a decrease of revenue reserves. The Allianz Group has applied this accounting policy to any acquisition or disposal of a minority interest in shareholders’ equity on or after January 1, 2005. In accordance with US GAAP, the acquisition of a minority interest results in the allocation of the acquisition cost to the respective fair value of the assets and liabilities acquired. Further, in accordance with US GAAP, the difference between the sales price and carrying amount of an interest in a subsidiary is recognized in net income.

For the nine months ended September 30, 2005, the reconciliation adjustment to net income represents the elimination of the recognition of negative goodwill as a result of the adoption of IFRS as negative goodwill had previously been recognized under US GAAP as a result of the adoption of SFAS

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

142. For the nine months ended September 30, 2004, the reconciliation adjustment to net income represents the reversal of goodwill amortization recorded in accordance with IFRS and the effects of a different cost basis for disposals. The reconciliation adjustments to shareholders’ equity represents the effects of the reversal of accumulated amortization related to goodwill, net of a lower cost basis for goodwill in accordance with US GAAP as a result of the allocation of a portion of the purchase price of Dresdner Bank AG to core deposits and customer base intangibles as of September 30, 2005 and 2004 and the recognition of goodwill under US GAAP purposes related to the purchase of minority interests which is recorded as a reduction of revenue reserves for IFRS as of September 30, 2005.

Brand names In accordance with US GAAP, intangible assets with an indefinite life are not subject to amortization; however, they are tested for impairment annually, or more frequently based upon facts and circumstances. In connection with the Allianz Group’s acquisition of Dresdner Bank AG, a portion of the purchase price was allocated to the brand names “Dresdner Bank” and “dit”, which in accordance with US GAAP are considered to have an indefinite life. For years through December 31, 2004, these brand names are being amortized over a period of 20 years in accordance with IFRS. As of January 1, 2005, in accordance with IFRS, brand names are considered to have an indefinite life and therefore are no longer subject to amortization.

For the nine months ended September 30, 2004, the reconciliation adjustment to net income represents the reversal of amortization expense recorded in accordance with IFRS. The reconciliation adjustment shareholders’ equity represents the effects of reversal of accumulated amortization recorded in accordance with IFRS.

Core deposits In connection with the Allianz Group’s acquisition of Dresdner Bank AG, a portion of the purchase price was allocated to core deposits in accordance with US GAAP. In accordance with IFRS, a similar intangible asset was not recorded, resulting in a higher amount of the purchase price being allocated to goodwill. Core deposits are amortized over their expected useful lives, which range from 7.3 to 11.5 years. The weighted average original useful lives for the core deposits are 9.5 years. Therefore, the reconciliation adjustments to net income and shareholders’ equity represent recognition of amortization expense and accumulated amortization, respectively, of core deposits under US GAAP.

Customer base intangibles In connection with the Allianz Group’s acquisition of Dresdner Bank AG, a portion of the purchase price was allocated to customer base intangibles in accordance with US GAAP. In accordance with IFRS, a similar intangible asset was not recorded, resulting in a higher amount of the purchase price being allocated to goodwill. Customer base intangibles are amortized over their expected useful lives, which range from 7.5 to 16.6 years. The weighted average original useful lives for the customer base intangibles are 8.9 years. Therefore, the reconciliation adjustment to net income and shareholders’ equity represents the recognition of amortization expense and accumulated amortization, respectively, of customer base intangibles under US GAAP.

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

(b) Employee benefit plans

A summary of the reconciliation adjustments relating to employee benefit plans for the nine months ended September 30 is as follows:

	Net Income		Shareholders’ Equity
	For the nine months ended September 30,		As of September 30, 2005	As of December 31, 2004
	2005	2004
	€ mn	€ mn	€ mn	€ mn
Transition obligation	(12)	(12)	3	15
Prior service cost	(5)	(5)	100	105
Additional minimum pension liability	—	—	(568)	(629)

Total	(17)	(17)	(465)	(509)

Transition obligation In accordance with IFRS, the Allianz Group did not record a transition adjustment upon the adoption of IAS 19, Employee Benefits, as the accrual at the time of adoption was equal to the difference between the projected benefit obligation and the plan assets at the time of adoption.

In accordance with US GAAP, a transition obligation was calculated as the difference between the projected benefit obligation less the plan assets and the benefit accrual under domestic rules. The transition obligation must be amortized on a straight-line basis over the average remaining service period of plan participants or over 15 years if the average remaining service period is less than 15 years. For US GAAP purposes, the Allianz Group is amortizing the unrecognized transition obligation over 19 years, ending in 2005. The Allianz Group adopted SFAS No. 87, Employers’ Accounting for Pensions (SFAS 87), effective January 1, 1998. The Allianz Group was unable to adopt SFAS 87 as of its effective date, January 1, 1987, due to the unavailability of actuarial data. The 19 year amortization period was applied retroactively to January 1, 1987 to effectively extinguish the transition obligation at the same date as if SFAS 87 were adopted on the effective date.

Therefore, the reconciliation adjustment to net income and shareholders’ equity represents recognition of amortization expense and unrecognized transition obligation under US GAAP, respectively.

Prior service cost In accordance with IFRS, the vested portion of past service cost, which is the increase in the present value of the obligation due to changes in the benefit entitlement that is allocated to prior periods’ service, is recognized immediately in full. The unvested portion of past service cost is amortized on a straight-line basis from the point in time when the past service cost arises until the obligation is anticipated to become vested. In accordance with US GAAP, both the vested and unvested portions are amortized on a straight-line basis over the average future service lives of the active participants. Therefore, the reconciliation adjustment to net income and shareholders’ equity represents recognition of amortization expense and unrecognized prior service cost, respectively.

Additional minimum pension liability In accordance with US GAAP, if the accumulated benefit obligation exceeds the fair value of plan assets, an additional minimum pension liability (including unfunded accrued pension cost) that is at least equal to the unfunded accumulated benefit obligation is recorded. Recognition of an additional minimum liability is required if an unfunded accumulated benefit obligation exists and (a) an asset has been recognized as prepaid pension cost, (b) the

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004 liability already recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. Also, in accordance with US GAAP, an equal amount is capitalized as an intangible asset up to the amount of any unrecognized net transition obligation plus the unrecognized prior service costs, with the remainder charged to shareholders’ equity as a component of other comprehensive income. In accordance with IFRS, there are no such requirements for the recognition of an additional minimum pension liability. Therefore, the reconciliation adjustment to shareholders’ equity represents recognition of an additional minimum pension liability, net of the related intangible asset, under US GAAP.

(c) Investments

A summary of the reconciliation adjustments relating to investments for the nine months ended September 30 is as follows:

	Net Income		Shareholders’ Equity
	For the nine months ended September 30,		As of September 30, 2005	As of December 31, 2004
	2005	2004
	€ mn	€ mn	€ mn	€ mn
Impairments of equity securities	(704)	(324)	—	—
Reversal of impairments of debt securities	4	—	—	—
Realized gains from equity securities	—	(141)	—	—
Foreign currency exchange differences from debt securities	(183)	—	—	—
Loans and receivables	—	—	1,057	852
Reversal of impairments of real estate	3	—	(38)	(41)
Realized gains from real estate	4	(122)	(181)	(185)

Total	(876)	(587)	838	626

Impairments of equity securities As described in Note 2, the adoption of IAS 39 revised required a change to the Allianz Group’s impairment criteria for available-for-sale equity securities. In addition, IAS 39 revised required that the Allianz Group no longer establish an adjusted cost basis upon the recognition of an impairment of equity security. IAS 39 revised required retrospective application of these changes. As of January 1, 2005, the Allianz Group adopted these changes to its accounting policies for US GAAP. However, under US GAAP, retrospective application of these policies was not allowed; therefore, the Allianz Group was required to apply these changes only prospectively under US GAAP.

For the nine months ended September 30, 2005, the reconciliation adjustment to net income represents the differences in impairments and realized gains and losses from equity securities, net of policyholder participation, recognized from the application of these accounting policies with different transition rules. For the nine months ended September 30, 2004, the reconciliation adjustment to net income represents the elimination of impairments of equity securities, net of policyholder participation, that result from the retrospective application of these changes to the Allianz Group’s accounting policies under IFRS.

Reversals of impairments of debt securities In accordance with IFRS, if the amount of the impairment previously recorded on a fixed income security decreases and the decrease can be objectively

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004 related to an event occurring after the impairment, such as an improvement in the debtor’s credit rating, the impairment is reversed through net income. Such reversals can not result in a carrying amount of a security in excess of the carrying amount prior to the impairment. In accordance with US GAAP, reversals of impairments recorded on debt securities are not permitted. Therefore, the reconciliation adjustment to net income represents the elimination of the reversal of impairments on debt securities, net of policyholder participation, under IFRS.

Realized gains from equity securities On the date the Allianz Group no longer exercises significant influence over an investee accounted for under the equity method, the investment is transferred to securities available for sale and it is recorded at fair value with its previous carrying amount becoming its cost basis. The carrying amount prior to transfer, as determined in accordance with IFRS and US GAAP may be different. Subsequent to the transfer, these differences in cost basis are realized upon disposal of the equity securities. As a result of the sale of certain equity securities, which previously were accounted for as associated companies, a difference in the cost basis resulted in a lower amount of realized gains in accordance with US GAAP than in accordance with IFRS.

Foreign currency exchange differences from debt securities In accordance with IFRS, foreign currency exchange differences from debt securities are recognized in net income. In accordance with US GAAP, foreign currency exchange differences from debt securities are recognized directly in equity as foreign currency translation adjustments. Therefore, the reconciliation adjustment to net income for the nine months ended September 30, 2005, represents the elimination of the foreign currency exchange differences from debt securities, net of policyholder participation, under US GAAP. During the nine months ended September 30, 2005, the Allianz Group significantly increased its average balance of debt securities denominated in a foreign currency. This increase, together with the strengthening of the Euro, resulted in the significant amount of foreign currency exchange gains recognized in net income under IFRS. During the nine months ended September 30, 2004, foreign currency exchange differences were not material to the Allianz Group’s net income.

Loans and receivables As described in Note 2, as a result of the adoption of IAS 39 revised, the Allianz Group reclassified certain available-for-sale debt securities to loans and advances to banks and loans and advances to customers. IAS 39 revised required retrospective application of this change to the Allianz Group’s accounting policies. In accordance with US GAAP, these securities continue to be classified as available-for-sale debt securities. Therefore, the reconciliation adjustment to shareholders’ equity represents the unrealized gains and losses related to the available-for-sale debt securities, net of policyholder participation, under US GAAP.

Reversals of impairments of real estate In accordance with IFRS, if the amount of a previously recognized impairment decreases, the impairment is reversed through net income. However, such reversals do not result in a carrying amount that exceeds what would have been the carrying amount had the impairment not been recorded. In accordance with US GAAP, reversals of impairments recorded on real estate are not permitted. Therefore, the reconciliation adjustments to net income and shareholder’s equity represent the elimination of reversals of impairments of real estate less the related accumulated depreciation.

Realized gains from real estate The Allianz Group entered into certain sales leaseback transactions that resulted in the Allianz Group recognizing realized gains from the sale of the real estate and treating the leases as operating leases in accordance with IFRS. In accordance with US GAAP, the Allianz Group is required to defer and amortize over the related lease term these realized gains. Therefore, the reconciliation adjustment to net income and shareholder’s equity represents the reversals of realized gains net of accumulated amortization.

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

(d) Restructuring charges

Under IFRS, restructuring provisions include certain early retirement provisions that are recognized in their entirety upon the employee accepting the early retirement offer. Under US GAAP, these early retirement provisions are recognized over the service period. Therefore, the reconciliation adjustment to net income and shareholder’s equity represents the reversal of compensation expense.

(e) Deferred compensation

In accordance with terms of employment contracts, the Allianz Group has deferred the payment of certain amounts of incentive compensation awards to employees. Employees vest in the deferred amounts over three years. In accordance with IFRS, these deferred amounts are recognized as expense in the year of the award, which is when the Allianz Group is constructively obligated to pay the award. In accordance with US GAAP, the deferred amounts are recognized as expense over the period in which the employee provides services to the Allianz Group, which is considered to be the three-year vesting period. Therefore, the reconciliation adjustment to net income and shareholder’s equity represents the reversal of compensation expense.

(f) Guarantees

Under IFRS, guarantees related to indemnifications are not recorded unless it is probable a loss will occur. In accordance with US GAAP, guarantees related to indemnification contracts are required to be recorded at fair value. Related to the sale of certain investments during 2004, the Allianz Group recorded a liability related to guarantees for US GAAP.

(g) Financial asset and liabilities designated at fair value through income

As described in Note 2, as a result of the adoption of IAS 39 revised, the Allianz Group reclassified certain available-for sale securities to financial assets designated at fair value through income as a result of the change as described in the following paragraph regarding adoption of IAS 32 revised. In addition, the Allianz Group reclassified certain loans to banks and loans to customers to financial assets designated at fair value and certain financial liabilities to financial liabilities designated at fair value through income in the Banking Segment to reduce accounting mismatches. Under US GAAP, these financial assets and liabilities will continue to be accounted for according to their previous accounting basis.

In addition, as described in Note 2, as a result of the adoption of IAS 32 revised, the Allianz Group was required to reclassify the minority interests in shareholders’ equity of certain consolidated investment funds to liabilities. These liabilities are required to be recorded at redemption amount with changes recognized in net income. As the redemption amount of these liabilities is their fair value, these liabilities are included in financial liabilities carried at fair value through income as liabilities for puttable equity instruments. IAS 39 revised required retrospective application of this change. Under US GAAP, these puttable equity instruments will continue to be classified as minority interests.

(h) Insurance liabilities

As described in Note 2, the adoption of IFRS 4 resulted in the Allianz Group recognizing a liability for certain discretionary participating features. IFRS 4 requires retrospective application of these changes. Under US GAAP, these discretionary participating feature are recognized in equity. Therefore, the reconciliation adjustment to net income and shareholders’ equity represents the elimination of these liabilities under US GAAP.

(i) Share based compensation

As described in Note 2, the adoption of IFRS 2 resulted in a change to the Allianz Group’s accounting policy for the Class B Plan of PIMCO

Allianz Group

Notes to the Consolidated Financial Statements—(Continued)

as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004

LLC. As a result of the shares issued under the Class B plan being puttable by the holder, the shares issued are required to be classified a cash settled plan under IFRS. Therefore, the shares issued under the plan are recognized as liabilities and measured at fair value with changes recognized in net income. IFRS 2 requires retrospective application of this change. Under US GAAP, the Class B Plan continues to be classified an equity settled plan. Therefore, the reconciliation adjustment to net income and shareholders’ equity represents the elimination of the additional compensation expense recognized under IFRS for these shares.

(j) Income taxes

The reconciliation adjustment to net income represents the effect of the US GAAP adjustments on income taxes. The reconciliation adjustment to shareholders’ equity represents effect of the US GAAP adjustments on income taxes.

The Allianz Group has elected to utilize the portfolio method in its US GAAP accounting treatment for the accumulated deferred tax amounts recorded within stockholders’ equity which relate to the net unrealized gains of available-for-sale securities that are no longer taxable. Under the portfolio method, the accumulated deferred tax amounts recorded within stockholders’ equity will not be recognized in the income statement as income tax expense in future periods as long as the Allianz Group maintains an available-for-sale investment portfolio.

(k) Minority interest in earnings

The following table represents the reconciliation of the Allianz Group’s minority interests in shareholders’ equity between IFRS and US GAAP as of September 30, 2005 and December 31, 2004:

	Minority interests in shareholders’ equity
	As of September 30, 2005	As of December 31, 2004
	€ mn	€ mn
Amounts determined in accordance with IFRS	8,770	7,696
Valuation and recognition differences as a result of US GAAP adjustments as noted above	54	36
Reclassification of puttable instruments related to consolidated investment funds from liabilities	1,203	1,389
Reclassification of puttable instruments related to share based compensation to liabilities	620	410

Amounts determined in accordance with US GAAP	10,647	9,531